Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rhino Hide Inc
273 Birch Banks Road
Sagle, ID 83860
www.rhino-hide.com

Up to $198,000.00 in Class B Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rhino Hide Inc
Address: 273 Birch Banks Road, Sagle, ID 83860
State of Incorporation: ID
Date Incorporated: June 13, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Class B Common Stock
Offering Maximum: $198,000.00 | 79,200 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $300.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

Friends, Family and Previous Investor Perk: Anyone who invests within the first 7 days will receive 20% additional shares for any new investment.

Early Adopter Tier: Anyone who invests within the next 21 days of the campaign will receive 10% additional shares.

Upgrade Tier: Invest $500+ and receive a customized Owners Challenger COin

Executive Tier: Invest $5,000+ and you will receive 25% additional shares.

**Perks cannot be compounded. All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rhino Hide Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.50 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional

subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

If a shooter can't get into a classroom through a bulletproof door, and they can't shoot or break through the walls, then they can't harm our kids. Based on our testing, a typical bullet can penetrate as many as eight wall sections before the projectile is stopped. Students need a way to instantly shelter in place and safely wait for the police to arrive!

Rhino Hide Bulletproof Wall Filler is a two-part liquid that is poured or pumped into small holes in walls of schools, or other buildings, and then hardens to become bulletproof. It also serves to resists projectiles from hurricanes and tornadoes.

Competitors and Industry

shelterinplace.com is a manufacturer of residential storm shelters and panic rooms. BallistiCrete™ is a bullet resistant plaster that is installed on the outside of wall structures. C.R. Laurence manufactures bullet resistant fiberglass panels. ArmorCore®

manufactures bullet-resistant fiberglass panels.

Current Stage and Roadmap

Rhino Hide LLC was started just over a year ago in an effort to develop a product that can be filled into walls as a liquid, and then hardens to become bulletproof. Over the last year we have raised almost $420,000 allowing us to complete and successfully test the prototype chemical design. Over the next 6 months we will be completing the following milestones which will allow us to start selling our product.

• Make slight adjustments to the mix to improve handling time and flexibility

• Test the final blend with Oregon Ballistics Laboratories

• Prepare patents to protect our most recent IP progress

• Test and perfect the computer controlled mixing equipment

• Complete our on-boarding processes and web portal to allow online training and certification

The Team

Officers and Directors

Name: Jason Giddings

Jason Giddings's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 13, 2018 - Present
  Responsibilities: The CEO is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The CEO's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans.

- **Position:** Chairman of the Board
  Dates of Service: July 21, 2019 - Present
  Responsibilities: The principal role of the Chairman of the Board is to manage and to provide leadership to the Board of Directors of the Company. The Chairman is accountable to the Board and acts as a direct liaison between the Board and the management of the Company, through the Chief Executive Officer ("CEO")

Other business experience in the past three years:

- **Employer:** Giddings Product Development
  Title: CEO
  Dates of Service: June 15, 2006 - June 13, 2018
  Responsibilities: The CEO is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The CEO's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans.

Other business experience in the past three years:

- **Employer:** Inteliscope LLC
  Title: CEO
  Dates of Service: June 13, 2013 - June 13, 2018
  Responsibilities: The CEO is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The CEO's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans.

Name: Doug Marks

Doug Marks's current primary role is with Doug Marks Law. Doug Marks currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: July 21, 2019 - Present
  Responsibilities: The role of the Secretary is to support the Chair in ensuring the smooth functioning of the Management Committee. In summary, the Secretary is responsible for: Ensuring meetings are effectively organised and minuted Maintaining effective records and administration Upholding the legal requirements of governing documents, charity law, company law etc (where relevant). Communication and correspondence

Other business experience in the past three years:

- **Employer:** Doug Marks Law
  Title: Founder/CEO
  Dates of Service: September 08, 2006 - Present
  Responsibilities: Founder and cheif council

Name: David Rogers

David Rogers's current primary role is with Headwaters Bamboo. David Rogers currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member/Advisor
  Dates of Service: July 21, 2019 - Present
  Responsibilities: the role of the board of directors to hire the CEO or general manager of the business and assess and advise the overall direction and strategy of the business.

Other business experience in the past three years:

- **Employer:** Headwaters Bamboo
  Title: Founder/CEO
  Dates of Service: September 08, 0002 - Present
  Responsibilities: David Is the sole proprietor of Hedwaters and therefore responcible for all day-to-day functions of the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Units in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Bulletproof wall filler or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s

making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting Class B Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Rhino Hide was formed on June 13, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Rhino Hide has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Bulletproof Wall Filler is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Intellectual Property
One of the Company's most valuable assets is its intellectual property. We currently hold 1 provisional patent, as well as current and future trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to Bulletproof wall fillers and other security products.

Competition
There are other potential competitors who are better positioned than we are to take the majority of the market We will compete with larger, established companies who will see this product category and the opportunity it presents. They have much better financial means and marketing/sales and human resources than us. They may find a way to circumvent our intellectual property and succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Rhino Hide product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

Early Stage Start-up
This is a new company. It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Rhino Hide product is a good idea, and that

Rhino Hide will be able to secure the intellectual property rights to the wall filler product, that we will be able to successfully market, manufacture and sell the Rhino Hide product, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any product and we plan to market it such that it that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Future Raises
Even if we raise the maximum sought in this offering, we may need to raise more funds in order to be able to start manufacturing operations. We estimate that we will require at least $100,000 to commence commercial production of the Rhino Hide wall filler product. We believe that we will be able to finance the commercial production of the this product through pre-payment of orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Illiquid Securities
The Company may never receive a future equity. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Going Concern Note
Our financial review includes a going concern note The ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Valuation
Any valuation at this stage is speculation. The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the estimated value of the limited assets such as product design, prototypes, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace.

Projections
Our business projections are only estimates There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money. If there is sufficient demand for the Rhino Hide product,

people think its a better option than the competition, and Rhino Hide has priced the product at a level that allows the company to make a profit and still attract business.

Previous Regulation Crowdfunding
Previous Regulation Crowdfunding Jason Giddings has previously performed a Regulation Crowdfunding offering under the issuer ScreenDoor GreenHouse LLC, which did not meet its offering minimum and therefor had no funds closed on.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Giddings	2,000,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 79,200 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Class A Common Stock shall be management shares with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in the Operating Agreement. Holders of Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

Dividends: Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class A Voting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Class A Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 420,413 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends: Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class B NonVoting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Class B Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Class C Common Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Dividends: Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class C NonVoting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Class C Non-Voting Common Stock are entitled to share ratably in all of our assets

remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

What it means to be a minority holder

As an investor in Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Class B Units
  Type of security sold: Equity
  Final amount sold: $419,402.00
  Number of Securities Sold: 420,413
  Use of proceeds: SEED money for product development and marketing
  Date: July 24, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Company operations to get up and running
  Date: June 13, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

During the current phase, Rhino Hide LLC has no burn rate other than expenses due to product and business development. Operations can be scaled up or down to take into account the available cash on hand and therefor can operate indefinitely in our start-up mode. As we begin our transition into sales, we project a burn rate of about $80,000 per month and the length we can operate will depend on the amount of investment we receive as well as how quickly our sales mature. We expect to be profitable within 5 months after the beginning of sales which will allow us to be self sustaining. If sales do not mature as expected, we will need a total of 900,000 to operate for a full year of runway.

Foreseeable major expenses based on projections:

As the company transitions into sales, our major expenses include payroll, marketing,

and inventory, which are expected to make up approximately 80% of our expenses.

Future operational challenges:

Operational: Issues may arise from the volume required to satisfy multiple large orders each month. An average order can be 5,000 gallons and may be upwards to 15,000 gallons. Our current building size and manuafacturing equipment will allow aproximately 35,000 gallons of product to be made each month based on a single shift.

As the sales grow, warehousing enough product to satisfy the volume of monthly orders will become unsustainable, based on the required space to manufacture and store product. To solve this problem we will take orders for product with a standard lead time. The customer will order the product and receive the product a few weeks later. This should allow the peaks and valleys of product flow to flatten. Expansion into larger facilities is expected within the first year after sales begin.

Liquidity: We intend to sell the product on a cash up-front basis. It is common in the construction industry for product to be purchased and paid in full at the time of the order, even if the delivery may not be immediate. This will solve any cash flow issues since cash will be available for the materials at the time of the order.

Future challenges related to capital resources:

Rhino Hide is a new company and has no cash or liquid assets and is currently not receiving revenue from sales. Our initial fundraising of $300,000 is not sufficient to bring the company to a point of sustaining itself. It has allowed the company to purchase tooling and prepare for future rounds, over the first year but according to our financial model we expect that the company would require a total of $500,000 to operate for the year, following the beginning of sales, and become self sufficient.

In addition, the fundraising process and requirements can be costly. The 6% fee is just a small part of the overall cost and can be misleading. Other costs include: $1000 extension fee every 60 days after the thrid month, high advertisng costs, legal fees, and independant CPA fees acociated with the required reviews.

Future milestones and events:

Milestone 1

Over the last year we have been working to finalize our product chemistry. Up until now we have relied on other suppliers to provide our product for testing and evaluation. We are now to a point that we are ready to manufacture our own product at our building in Sandpoint Idaho. Our first milestone for this round of funding will be to blend our product in our own mixing plant.

Milestone 2

Before we can start selling the product to the public we must first have the product

tested with an independant ballistic laboratory. Our second milestone will be to have product that we manufacture at our own plant succsesfully tested at Oregon Ballistic Laboratories.

Milestone 3

Using the information we collect during the second milestone we expect to be ready to increase production volumes and inventory so we can begin marketing efforts. Our first customers are ready to purchase. Our third milestone will be recieving and fulfilling our first purchase order.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Rhino Hide currently has access only to investment funds from StartEngine. We currently have approximately $85,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

100% of Rhino Hide's resources currently come from the StartEngine Equity Crowdfunding Campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from The StartEngine campaign are very important to the success of the Rhino Hide Company. The first phase of fundraising was critical. Now that we have made use of the initial investments to build traction StartEngine fundraising is not our only fundraising option.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company minimum burn rate is currently about $4,000 per month which includes the bare necessities to keep the company going such as the lease on our building and various other expenses related to typical business operation. To make progress towards the ultimate goal of beginning sales we must complete several other milestones which will increase our burn rate. These milestones include:

1. R&D to improve handling time and flexibility

2. Independently test the final product blend for UL Certification

3. Prepare patents to protect our most recent IP progress

4. Test and perfect the computer controlled mixing equipment

5. Complete our on-boarding processes and web portal to allow online training and certification

As of the date of this document we have about $60,000 cash on hand. That combined with the amount gained from our minimum campaign raise will allow us to complete the first three items listed above. We can scale our efforts based on available cash on hand and therefore can operate over a year with our current cash on hand.

How long will you be able to operate the company if you raise your maximum funding goal?

To make progress towards the ultimate goal of beginning sales we must complete several milestones. These milestones include:

1. R&D to improve handling time and flexibility

2. Independently test the final product blend for UL Certification

3. Prepare patents to protect our most recent IP progress

4. Test and perfect the computer controlled mixing equipment

5. Complete our on-boarding processes and web portal to allow online training and certification

If we reach our maximum and then hopefully a cumulative maximum goal of $1,070,000 we will be able to complete all of the above milestones and begin marketing and selling our products. In addition we will be able to build inventory of our chemical and pump equipment products and move to a larger facility that will better support our needs as we transition from a star-up to a full-fledged manufacturing facility.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Alternative funding options:

Assets are being accumulated and there is currently no debt. After the first phase of fundraising the company will have tooling complete and posses sufficient assets to qualify for other types of capital influx.

Accelerator Loan: One possible option is to procure a loan of up to $250,000 from the local Ignite Northwest Incubator. I am a graduate and, as such, may qualify for this

favored program.

Bank Loan: Although it is not preferred and will be avoided, a small business loan based on assets might allow the company to reach its goals without being fully funded, and lines of credit could be used for short term inventory needs. It would be far better for the company to avoid being saddled with debt by taking on more investment from existing or new investors instead of bank loans or alike.

Grants: There are likely to be various government and private grants available which we will evaluate on a case by case basis.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Jason Giddings
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Sole holder of 2,000,000 Class A Units.
  Material Terms: He contributed both monetary and non-monetary contributions in exchange for Class A Units

Valuation

Pre-Money Valuation: $6,051,032.50

Valuation Details:

Rhino Hide is a new company and has no sales or significant assets. Typical methods for valuation based on income and assets cannot be used to determine a fair value of the company. The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the following

• Rhino Hide is in negotiations with a number of companies that, based on current prices, would help them achieve over $7.4M in revenue.

• $39B estimated market size of US schools alone - based on 140,000 schools in the US ($15,000 average cost of protection per classroom)

• Product development assets such as chemical products and computer-controlled pumping equipment

• Successful prototypes testing

• Ongoing Intellectual Property development and proprietary installation processes

• Web assets, video content, branding, and trademarks

• Business planning and expertise of the founder and team in bringing products and services to the marketplace

It is important to note that this method of valuation is not as reliable as valuations based on income or assets. It is an arbitrary method and can incorporate other factors such as retention of controlling interest, and blue-sky expectations based on the experience of the management team. Investors should be aware that the price at which securities are sold by the issuer, whether now or in the future, is not necessarily an indication of the inherent value of the company. An increase in price does not always correlate to an increase in value. Additionally, there can be no assurance that there will be any market for the shares under this offering in the future, at the price paid or at any other price.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  30.0%
  If the minimum goal is reached we will initiate facebook advertising with the StartEngine marketing team

- *Research & Development*
  44.0%
  If the minimum funding goal is reached we will engage with our patent attorney to begin the patent process for the newly palatable that we discovered in the first phase of funding.

- *Working Capital*
  14.0%
  If we achieve our minimum funding goal, we will use this portion of funds as operating capital

- *StartEngine Extended Fees*
  6.0%
  To cover additional platform costs such as extensions, material changes, and content creation.

If we raise the over allotment amount of $198,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  28.0%
  In order to achieve our maximum funding goal we will purchase facebook advertising to get the word out. Our previous experience shows that we can expect about 20% of the full raise will be required for advertising. the rest of the marketing money will be used to recruit our certified installer network.

- *Company Employment*
  18.0%
  Once we have our patents in place, we intend to start hiring staff to prepare for sales. Among the initial hires will be the following: COO, Sales Rep. CFO, Customer Service Rep, Office Manager, Marketing Rep, and a training manager.

- *Operations*
  9.0%
  Shortly after we achieve our minimum funding goal we will begin set-up of our distribution facility in Sagle Idaho.

- *Working Capital*
  14.0%
  This includes; Web development and hosting, software purchases, legal services, Consulting services, tooling purchases, phone and product development.

- *Inventory*
  19.0%
  This includes the purchase of metered mixing equipment for sale to our certified installer network, as well as chemical wall filler product for direct sale to our DIY customer base.

- *StartEngine Extended Fees*
  6.0%
  To cover additional platform costs such as extensions, material changes, and content creation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.rhino-hide.com (www.rhino-hide.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rhino-hide-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rhino Hide Inc

[See attached]

Rhino Hide LLC

UNAUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDING
DECEMBER 31, 2018

MICHAEL S. SAPP

CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

16150 AVIATION LOOP DRIVE
SUITE 15612
BROOKSVILLE, FL 34604
(727) 469-3236

MEMBER OF:
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the members of management of Rhino Hide LLC:

We have reviewed the accompanying financial statements of Rhino Hide LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Michael S. Sapp, CPA
April 22, 2019

Rhino Hide LLC
Balance Sheet
As of December 31, 2018

ASSETS

Current Assets		
Cash	$	21,269
Accounts receivable, net of allowance for doubtful accounts		-
Other receivables		16,802
Total Current Assets		38,071
Land, building, and equipment, net		-
TOTAL ASSETS	$	38,071

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Stockholder's Equity		
Class A shares, $1.00 par value per share, 2,000,000 shares authorized and issued		2,000,000
Class B shares, $1.00 par value per share, 117,341 shares authorized and issued		117,341
Discount on Class A shares		(1,930,403)
Discount on Class B shares		(1,011)
Retained earnings		(147,856)
Total Stockholder's Equity		38,071
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,071

Rhino Hide LLC
Statement of Operations
For the year ending December 31, 2018

Revenues	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling expenses		26,763
General and administrative		121,092
Total Operating Expenses		147,856
Income from Operations		(147,856)
Other Income/Expenses		-
Net Income	$	(147,856)

Rhino Hide LLC
Statement of Changes in Stockholder's Equity
For the year ending December 31, 2018

	Common Stock		Stock	Paid-In	Retained	Total
	Shares	Amount	Discount	Capital	Earnings	Equity
Balance as of December 31, 2017	-	$ -		$ -	$ -	$ -
Class A stock sale, $1.00/share	2,000,000	2,000,000	(1,930,403)	-		69,597
Class B stock sale, $1.00/share	117,341	117,341	(1,011)	-		116,330
Net Income					(147,856)	(147,856)
Balance as of October 31, 2018	2,117,341	$ 2,117,341	$ (1,931,414)	$ -	$ (147,856)	$ 38,071

Rhino Hide LLC
Statement of Cash Flows
For the year ending December 31, 2018

Cash flow from operating activities		
Net income	$	(147,856)
Add/(deduct) items providing/(using) cash:		
Increase in accounts receivable		(16,802)
Increase in current liabilities		-
Net cash flow provided by operating activities		(164,658)
Cash flow from investing activities		
Fixed asset additions		-
Net cash flow used by investing activities		-
Cash flow from financing activities		
Common stock issuance proceeds		185,927
Net cash flow provided by financing activities		185,927
Net increase (decrease) in cash		**21,269**
Cash at beginning of period		-
Cash at end of period	$	**21,269**

Rhino Hide LLC
Notes to Financial Statements

NOTE 1 – BACKGROUND INFORMATION

Rhino Hide LLC was formed on June 13th, 2018 in the State of Idaho, with headquarters in Sandpoint, Idaho.

Rhino Hide LLC is a completely new category of product made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard-plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect

the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of bulletproof wall filler and various installation equipment, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company does not have any outstanding debt or accrued liabilities as of the data of the balance sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company has two classes of units (Class A and Class B Units) which are as follows:

Class A Units
There are 2,000,000 Class A Units which are 100% owned by Jason Giddings, the Company's CEO. Class A Units include voting rights.

There are 117,341 Class B Units which are offered to the public and held by various investors. Class B Units do not include voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 22, 2019, the date of issuance of the financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Rhino Hide is pending **StartEngine Approval.**

Rhino Hide

Bulletproof Wall Filler for Schools and Storm Shelters



Website · Sagle, ID

TECHNOLOGY · BUSINESS TO BUSINESS

Rhino Hide is a completely new category of product made from a two-part liquid that can be used to fill school walls and other structures. The liquid cures to make the walls and structures impervious to projectiles from small arms fire and from extreme weather such as hurricanes or tornadoes.

$0.00 raised

0 Investors	**91** Days Left
% Equity Offered	**$6.05M** Valuation
Equity Offering Type	**$300.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Rhino Hide is in negotiations with a number of companies that, based on current prices, would help them achieve over $7.4M in revenue
- 190+ companies already signed-up to be Certified Installers with a huge market in schools, governement and shelters.
- Raised over $400k from 950+ investors on StartEngine in 2018

THE PROBLEM

Walls alone can't stop bullets

If a shooter can't get into a classroom through a bulletproof door, and they can't shoot or break through the walls, then they can't harm our kids. Based on our testing, a typical bullet can penetrate as many as eight wall sections before the projectile is stopped. Stray bullets from police attempting to stop a shooter can also be dangerous to students and teachers. **Our kids need a way to instantly shelter-in-place so they can be safe until the police arrive.**


AVERAGE SCHOOL SHOOTING LASTS 12.5 MINUTES
AVERAGE POLICE RESPONSE TIME IS 18 MINUTES
DEPARTMENT OF HOMELAND SECURITY

THE SOLUTION

Rhino Hide - Developed to save lives

Rhino Hide is a completely new category of products made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire and even **projectiles from extreme weather such as hurricanes or tornadoes.**





THE MARKET

Schools are increasing their security budget

According to the National Center for Education Statistics, there are over 138,000 schools in the United States. K-12 enrollment is about 55 million students per year, with an average class size of 21 students. At an average cost of $15,000 to secure a classroom with Rhino Hide, we can estimate that the **total available market size is $39 billion to secure approximately 2.6 million classrooms** (Source).


Federal Education Budget Allocations
Safety and Improvements
Title 1 Funding
Head Start Programs
Special Education
Other/Misc Funding
School Lunch Programs
$16.3 Billion
$14 Billion
$11.3 Billion
$6.4 Billion
$14.2 Billion
$8.7Billion

School safety budgets are getting a boost. A March press release from the U.S. House of Representatives Committee on Appropriations touted $2.3 billion in increases for school safety this year alone, with funds coming through programs at the Education, Justice, and Health and Human Services departments. Local funding, which makes up about half of the overall educational budget, is also being increased. (Source)

OUR TRACTION

We've already raised over $400,000 on StartEngine

Since the start of the Rhino Hide business on June 13, 2018, we have made a

tremendous amount of progress in a very short time.

In the last months we have:

- Developed and live-fire tested completely functional bulletproof wall filler product. Certified testing for flame, insulation, and soundproofing is ongoing.
- Filed a provisional patent for our bulletproof wall filler. Other patents are currently being pursued.
- Raised over $418,000 in our StartEngine seed round and received significant over-subscriptions after the initial close.
- Constructed mixing plant capable of manufacturing $60,000 worth of product per day.
- Designed computer-controlled mixing equipment for our certified installers. Currently building prototypes to be tested by early adopters.
- Recruited over 190 businesses that hope to be certified installers. The process of vetting them has begun.



WHAT WE DO

We blend safety

Rhino Hide is a proprietary blend of 2-part polyurethane and cost-reducing aggregate made from recycled car tires. Car tires are one of the few materials that actually cost less than nothing. Tire stores must dispose of millions of tires per year and they are willing to pay to get rid of them!

- We offer 3 blends to meet various price points and strength needs.
- Rhino Hide includes an additive to improve flame resistance and reduce smoke in the case of a fire.

smoke in the case of a fire.

- "Part A" is red and "Part B" is yellow so when they are completely blended it makes Rhino Hide Orange to provide a visual cue that the product is completely blended.



Rhino Hide can be filled into special poly tube liners similar to the produce bags you put your tomatoes in at the grocery store. Each liner is inserted into the wall and then filled with the liquid Rhino Hide. This protects the internal wall components and eliminates internal wall stresses caused by adhesion and slight shrinkage.

We offer **Do-It-Yourself** kits allowing homeowners to install Rhino Hide in their personal shelters. Small amounts can be mixed with standard tools.

We also offer **Industrial Installation Equipment** for our large-scale Certified Installer Network.

THE BUSINESS MODEL

Three revenue streams support growth

1 - Installation Equipment

- Metered mixing pumping equipment
- Tank heaters, stirrers, handling equipment
- Training and certification included
- **Estimated $3M equipment revenue in the first 2 years:** Our goal is to get 300 companies signed up to be certified installers within the first two years after sales begin. Each certified installer must purchase at least one of our computer-controlled mixing pumps. Each mixing pump costs $20,000. Even if we only reach half of our goal that equates to $3M of revenue. Each unit

costs about $4200 to build. We feel confident that we can sign up 300 certified installers. In our first year we signed up 193 without marketing. Once we are ready to sell product we intend to market the installer opportunity to companies with similar expertise such as spray foam, concrete, and sheetrock companies.

2 - Consumables

- Disposable mixing nozzles and elements
- Protective poly wall liners
- Equipment parts
- **Estimated $60,000 consumable revenue in the first 2 year:** Consumables include the disposable mixing elements, liner bags and replacement parts for the pumping equipment. With 150 – 300 computer-controlled pumps in the field we expect each installer to easily consume well over $400 worth of consumable per year, if each one installed 1 average size school per quarter. The cost of these parts it typically 25% of the retail price so the cost of $60,000 in sales would be about $15,000. The $60,000 is based on an estimated average installation of only 4 average-sized classrooms for each of 150 installers.



3 - Bulletproof Wall Fillers

- 330 gallon, 55 gallon, 5 gallon
- 3 blends available
- Part A and Part B for each
- **Estimated $4M wall-filler revenue in the first 2 years:** We expect sales to start slow as we bring on certified installers and our certified installers become trained and ramp up their operations. According to our estimated trajectory of onboarding, we expect to be able to bring on between 150 and 300 Certified Installers by the end of the second year after sales begin. These installers will come on gradually over the first two years. On average we expect each will sell around 600 gallons per year. 150 Installers X 600 gallons X $35 per gallon X 2 years = $6.3M (Rhino Hide costs $12 per gallon to

manufacture).This $4M in revenue is based on 120 active installers performing an average of $35,000 within the first two years. This equates to about 1000 gallons of product per Installer.

HOW WE ARE DIFFERENT

More sense for less cents

Time to Shelter: Our competitor's shelters are constructed in the corner of the classroom and hold a limited number of kids. Moving kids from their seats to the shelter wastes valuable time. With Rhino Hide, the classroom is the shelter. Kids are safe at their desks until the police arrive.

Retrofittable: Other bulletproof wall solutions require the wall to be removed and reconstructed using hard-to-work-with materials. Some competitive products are attached to the outside of the wall. Rhino Hide just pours into the existing walls and hardens to become bulletproof.


Would you want to be in this line, with
an active shooter in the building?

Use of Space: Setting up a standalone shelter in the corner of each classroom uses a lot of valuable space and will only protect a limited number of students. With Rhino Hide, the entire classroom, with the maximum capacity of students, is protected without taking up any extra space.

Cost: One of our competitors recently installed its product in an Oklahoma school with just 6 classrooms. The total cost was a whopping $400,000 and took several weeks for the process. Rhino Hide could have been installed for less than $150,000 in a fraction of the time.

THE VISION

We already have recruited 190 certified installers

We have recruited over 190 companies to be our Certified Installers, just in the last year. We are going through these candidates to make sure they will be exceptional partners. within two years after sales begin, our goal is to have at least 300 fully vetted Certified Installers installing Rhino Hide all over the United States.

- If each Installer only did 1 average install per year:
    - Rhino Hide's gross revenue would be $75M per year: There are 140,000 schools in the US, educating a total of 55M students. The average class size is 21 students in 2.6M classrooms. Based on that A typical school has about 18 classrooms. It costs about $15,000 to protect one classroom, therefore, the average-sized install would cost $270,000. 300 installers times 1 $270,000 install per year = $81M (Rhino Hide costs $12 per gallon to manufacture)
    - Resulting in approximately 300 jobs
- If each installer did 4 average installs per year:
    - Rhino Hide's gross revenue would be $300M per year: There are 140,000 schools in the US, educating a total of 55M students. The average class size is 21 students in 2.6M classrooms. Based on that A typical school has about 18 classrooms. It costs about $15,000 to protect one classroom, therefore, the average-sized install would cost $270,000. 300 installers times 4 $270,000 installs per year = $324M (Rhino Hide costs $12 per gallon to manufacture)
    - Resulting in approximately 800 Jobs



United States
Mexico
Portland
Montreal
Toronto
Detroit
Indianapolis
Charlotte
Jacksonville
San Diego
Las Vegas
Tucson
El Paso
San Antonio
Houston
Bermuda

MEET THE FOUNDER

This is personal

"My name is Jason Giddings. I am an aerospace engineer, and I have spent the last 23 years of my life designing and manufacturing product ideas for other people and businesses. I have had a lot of experience with my own start-up companies as well as others.

I invented Rhino Hide because I have a daughter in high school. I see school shootings occurring more and more frequently. It is sickening to imagine this sort of violence occurring at her school. Unfortunately, the topic of school shootings has become a political tool. It is frustrating to see politicians on both sides using this, to further their own agendas. There is a solution and it is simple. Keep the bad folks out, and make it impossible to do any harm."

-Jason Giddings
CEO


JASON GIDDINGS
Founder, Rhino Hide

WHY INVEST

We plan to make schools safer - you can help

Schools safety is a massive and rising market with tremendous potential, but more importantly, **I believe we can make a meaningful contribution to end the school shooting epidemic now**. Those of us who have the experience and

the drive to develop products and businesses can use our skills to do some good.



9MM FIRED AT RHINO HIDE TEST PANEL
SHOTGUN FIRED AT RHINO HIDE TEST PANEL



January 2018
ented Bullet Proof Waller Filler
First Successful Test
April 2018
June 2018
Our Company Launches
June 2018
Launched Seed Round on StartEngine
Bump it
November 2018
Reached our goal of $107,000 and had significant over-subscriptions.
Reached Maximum Goal of $107,000
May 2019
New Digs
Moved into our new building
LLC. to Inc.
Updated the company from LLC to C-Corp
September 2019
August 2019
Raised $419,402
We succsesfully raised $$419,402 on StartEngine and closed the round to make material changes.

Meet Our Team



Jason Giddings

Founder/CEO/Director/Chairman of the Board

Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world.



David Rogers

Board Member/Advisor - Business Development/Marketing

David has extensive experience in product marketing, business development, contract manufacturing, and building customer solutions. Proficient in engaging the customer at all levels of an organization. Strategic leader adept in organizing teams, developing efficient channels of communication, and building businesses. Thrive on developing people and processes.



Bill Hertzberg

Adviser - Market Research, and Alliance Partnerships

Bill specializes in facilitating the development and placement of patented product properties. He offers consulting services in the fields of product commercialization, ideation, productization, market research, and alliance partnership development. IPD Consultancy develops intellectual property assets and researches applicable markets in an effort to understand and validate the highest and best means of applying new tools to commercial challenges.



John Overby

Adviser - Incubator Coach

John's passion has always been to help the Greater Spokane region develop its technology based companies to create job opportunities and economic growth in the area. John has valuable expertise from creating successful back to back INC 500 companies and Directing Client Services at Sirti. John also founded or co-founded three companies, all of which were among the fastest growing companies in America under his leadership and were successfully sold. John received a BSEE degree from the University of Idaho.



Doug Marks

Secretary and legal - Business Development

Doug started with a small firm in Sandpoint, Idaho that had large national clients, so he gained valuable experience early in his career in a wider range of business contexts. He did a great deal of corporate bankruptcy work, both debtor and creditor, civil litigation, corporate formation and governance, and commercial leasing for clients both large and small (mostly on the tenant side).In the later part of his career, he has attracted a large number of clients in the technology start-up field all over the nation, where his broad range of experience greatly benefits new companies. He has focused most recently on the new European General Data Protection Regulation (GDPR), which imposes significant restrictions on his clients who have customers, patients, and employees in Europe.

Offering Summary

Company :	Rhino Hide Inc
Corporate Address :	273 Birch Banks Road, Sagle, ID 83860
Offering Minimum :	$10,000.00
Offering Maximum :	$198,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 79,200

Price per Share : $2.50

Pre-Money Valuation : $6,051,032.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Bonuses

Friends, Family and Previous Investor Perk: Anyone who invests within the first 7 days will receive 20% additional shares for any new investment.

Early Adopter Tier: Anyone who invests within the next 21 days of the campaign will receive 10% additional shares.

Upgrade Tier: Invest $500+ and receive a customized Owners Challenger COin

Executive Tier: Invest $5,000+ and you will receive 25% additional shares.

**Perks cannot be compounded. All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Rhino Hide Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.50 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments Salary payments made to one's self, a friend or relative Any expense labeled "Travel and Entertainment"

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

School shootings have become a serious problem with no real solution in sight. Give me the next minute of your attention, I will show you how our product will stop the pain and trauma from not only school shootings but also make any existing building safer in severe weather such as hurricanes or tornadoes.

Hi, my name is Jason Giddings. I am the founder and inventor of Rhino Hide. We make a two-part liquid that is easily filled into any standard wall and chemically hardens to become bulletproof and stormproof within only a few hours!

Almost all buildings are constructed with interior walls made from drywall over framing. A bullet from a gun can travel through as many as 8 separate walls before it's stopped. Even cinderblock walls can only be hit with one bullet before they crumble. Stray bullets from an officer subduing a criminal can also be extremely dangerous several rooms away. If the worst happens, our children and teachers need a place to be secure without wasting precious time moving from their desks to a stand-alone shelter.

This is where our product comes in! Rhino Hide Bulletproof Wall Filler was developed to be retrofitted into any standard wall. It can be easily installed by a professional installer or you can do it yourself - in just a matter of hours. Once the wall is filled, Rhino Hide hardens to meet UL 752 Level 8 safety standards…that means it will fully stop 5 consecutive supersonic 308 rounds in an area the size of my hand.

Over the last year we have been developing and testing the Rhino Hide product, setting up our own mixing facilities, and developing the business. So far, we have signed up over 190 companies to become certified installers all over the United States. We are building a sophisticated website that includes onboarding, training and account management for our installers, plus access to our rhino hide online customer sales portal. We already have over $7.4M in sales requests and plan to start actively selling as soon as we get through the final UL certifications

Rhino Hide has many applications other than schools and community storm shelters too… from mobile shelters used by the border patrol to businesses that want to provide their employees security in high-risk areas. We plan to have a minimum of 400 certified installers within the first two years after sales begin. If each installer only performed one average sized installation per quarter, the result would be over $300M per year, in gross sales!

School safety is a massive and rising market with tremendous potential, but more importantly, I believe we can make a meaningful contribution to end the pain and tragedy from the school shooting epidemic now. Those of us who have the experience and the drive to develop products and businesses can use our skills to do some good.

Thank you for watching and I encourage you to be part of the solution to end the tragedy of mass shootings. Invest in Rhino Hide today and help provide safety and security to schools, homes and businesses across the nation.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

0003609337

B0336-0739 08/29/2019 10:44 AM Received by ID Secretary of State Lawerence Denney

STATE OF IDAHO
Office of the secretary of state, Lawerence Denney
STATEMENT OF CONVERSION
Idaho Secretary of State
PO Box 83720
Boise, ID 83720-0080
(208) 334-2301
Filing Fee: $30.00 - Make checks payable to Secretary of State

For Office Use Only
-FILED-
File #: 0003609337
Date Filed: 8/29/2019 10:44:22 AM

Statement of Conversion

Select one: Standard, Expedited or Same Day Service (see descriptions below)	Standard (filing fee $30)

Converting Entity:

Entity Name:	RHINO HIDE LLC
The file number of this entity on the records of the Idaho Secretary of State is:	0000613630
Jurisdiction:	IDAHO
Current Entity Type:	Limited Liability Company (D)
Entity Subtype	Limited Liability Company

☒ This is a domestic entity, and this plan of conversion was approved in accordance with Idaho Code 30-22-403.

☒ I understand that if I convert this record in error, I am responsible to file another Statement of Conversion to set the record back to the correct entity type.

New Entity Type:

Do not select the same entity type as the current entity - if you only need to make changes to the entity (i.e. name, address, agent, profession, etc.) file an amendment to the formation/qualification document, not a Statement of Conversion. The Statement of Conversion is filed for the purpose of changing the entity type.

Select the entity type of the converted entity:	General Business Corporation

Entity Subtype:

Corporation Subtype

Converted Entity Name

Entity name	RHINO HIDE INC

Business Type:

If this corporation is a Benefit Corporation, Insurance Company or Trust, select here:

Shares:

The number of shares the corporation is authorized to issue:	3,400,000

Effective Date of Conversion:

The conversion shall be effective	on a specific date.
09/01/2019	
Time	12:01 am

The registered agent on record is:

Registered Agent	JASON GIDDINGS Registered Agent Physical Address 273 BIRCH BANKS SAGLE, ID 83860 Mailing Address

Incorporator Name(s) and Address(es):

Name	Incorporator Address
Jason Giddings	273 BIRCH BANKS ROAD SAGLE, ID 83860

Director Name(s) and Address(es):

Name	Title	Director Address
JASON GIDDINGS	Director	273 BIRCH BANKS SAGLE, ID 83860

Mailing Address of Entity:

Mailing Address: JASON GIDDINGS
273 BIRCH BANKS RD
SAGLE, ID 83860-9262

The Statement of Conversion must be signed by the converting entity:

Jason Giddings *08/29/2019*
Sign Here Date

Signer's Title: Manager

B0336-0740 08/29/2019 10:44 AM Received by ID Secretary of State Lawerence Denney

PLAN OF CONVERSION
OF
RHINO HIDE LLC TO RHINO HIDE INC.

Rhino Hide LLC, an Idaho limited liability company (the "***Company***") intends to adopt the following Plan of Conversion (the "**Plan**") converting Rhino Hide LLC to Rhino Hide Inc., an Idaho corporation in accordance with Idaho Code §30-22-405 and §30-22-402. This Plan may be referred to as a Statement of Conversion as provided in Idaho Code §30-22-405. The following provisions shall apply to the Plan:

1. **Effective Date**. This Plan of Conversion shall be effective 1, SEPT, 2019.

2. **Certificate of Organization**. The Certificate of Organization of Rhino Hide LLC is attached hereto as Exhibit A.

3. **Bylaws**. The Bylaws of Rhino Hide Inc. are attached hereto as Exhibit B.

4. **Interests**. The converted entity shall have an identical ownership structure to the converting entity, except to the extent a change is necessary by reason of the conversion from an LLC structure to a corporate structure. In particular, Class A units of the converting entity shall convert one-for-one to Class A shares of the converted entity; Class B units of the converting entity shall convert one-for-one to Class B shares of the converted entity; and Class C units of the converting entity shall convert one-for-one to Class C shares of the converted entity. Class A shares shall be entitled to voting rights, and Class B shares shall not be entitled to voting rights. Class C shares are authorized but not issued and may be designated as voting or non-voting at the time of issuance.

5. **Future Transactions**. After conversion, each class of units/shares shall be entitled to the same rights and shall be subject to the same restrictions described in the converting entity's operating agreement.

6. **Management**. Jason Giddings will act as President, and Doug Marks shall act as Secretary of the converted entity.

7. **Adoption**. This Plan of Conversion shall be adopted by a vote of the Requisite Management Members before it becomes effective and shall be evidenced by an Action Without Written Consent adopted in accordance with the converting entity's operating agreement.

Signatures on Following Page

This Plan of Conversion is signed this 29 day of AUGUST, 2019 and made effective on the Effective Date shown above.

RHINO HIDE LLC

By: ______________________
Name: Jason Giddings
Title: Managing Member

REQUISITE MANAGEMENT MEMBERS:

____
Jason Giddings

PLAN OF CONVERSION
OF

RHINO HIDE LLC TO RHINO HIDE INC.

Rhino Hide LLC, an Idaho limited liability company (the "***Company***") intends to adopt the following Plan of Conversion (the "**Plan**") converting Rhino Hide LLC to Rhino Hide Inc., an Idaho corporation in accordance with Idaho Code §30-22-405 and §30-22-402. This Plan may be referred to as a Statement of Conversion as provided in Idaho Code §30-22-405. The following provisions shall apply to the Plan:

1. **Effective Date**. This Plan of Conversion shall be effective June 25, 2019.

2. **Certificate of Organization**. The Certificate of Organization of Rhino Hide LLC is attached hereto as Exhibit A.

3. **Bylaws**. The Bylaws of Rhino Hide Inc. are attached hereto as Exhibit B.

4. **Interests**. The converted entity shall have an identical ownership structure to the converting entity, except to the extent a change is necessary by reason of the conversion from an LLC structure to a corporate structure. In particular, Class A units of the converting entity shall convert one-for-one to Class A shares of the converted entity; Class B units of the converting entity shall convert one-for-one to Class B shares of the converted entity; and Class C units of the converting entity shall convert one-for-one to Class C shares of the converted entity. Class A shares shall be entitled to voting rights, and Class B shares shall not be entitled to voting rights. Class C shares are authorized but not issued and may be designated as voting or non-voting at the time of issuance.

5. **Future Transactions**. After conversion, each class of units/shares shall be entitled to the same rights and shall be subject to the same restrictions described in the converting entity's operating agreement.

6. **Management**. Jason Giddings will act as President and Secretary of the converted entity.

7. **Adoption**. This Plan of Conversion shall be adopted by a vote of the Requisite Management Members before it becomes effective and shall be evidenced by an Action Without Written Consent adopted in accordance with the converting entity's operating agreement.

Signatures on Following Page

This Plan of Conversion is signed this 29th day of May, 2019 and made effective on the Effective Date shown above.

RHINO HIDE LLC

By:_____________________________________
Name: Jason Giddings
Title: Managing Member

REQUISITE MANAGEMENT MEMBERS:

____
Jason Giddings

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

RHINO HIDE LLC

A MULTI-MEMBER, MANAGER-MANAGED IDAHO LIMITED LIABILITY COMPANY

Dated as of 26 January, 2018

THE UNITS IN THE COMPANY DESCRIBED IN THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. CLASS B OF THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

RHINO HIDE LLC

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") of RHINO HIDE LLC, an Idaho limited liability company (the "Company"), is dated effective as of 26 January, 2018, is entered into by and among the Company and those persons that have executed this Agreement as a member of the Company as identified on the schedule of Members attached hereto as EXHIBIT A as amended from time to time, or who have become members by virtue of a subscription agreement accepted by Company under the crowdfunding laws of the United States ("CrowdFunding Laws") and recorded using a crowdfunding portal authorized under such laws, as amended from time to time (each, a "Member," and collectively the "Members"). With respect to any CrowdFunding Member, the subscription agreement applicable to such CrowdFunding Member shall be deemed incorporated into this Agreement in full, and to the extent of any conflict, the conflicting terms of the applicable subscription agreement shall control.

RECITALS

A. Pursuant to the filing of the Certificate of Organization of the Company with the office of the Idaho Secretary of State, the Company was formed as a limited liability company in accordance with the laws of the State of Idaho, codified in Title 30, Chapters 21 and 25, Idaho Code, as the same may be amended from time to time (the "Act"); and

B. The Members desire to enter into a written limited liability company agreement for the purpose of governing the affairs of the Company and the conduct of its business.

C. The foregoing recitals are an integral part of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:

ARTICLE I
DEFINED TERMS

The terms used in this Agreement with their initial letters capitalized shall, unless the context otherwise requires, have the meanings specified in this ARTICLE I. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires. Wherever used in this Agreement, unless another meaning is explicitly indicated by the context:

"Affiliate" means, when used with reference to any Person, (i) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common

control with, or owns greater than fifty percent (50%) of the voting power in the specified Person (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or the manager or managers of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of fifty percent (50%) or more of the equity interests in the specified Person); and (ii) a spouse, parent, sibling or issue of such Person.

"Agreement" means this Limited Liability Company Operating Agreement, as it may be amended or restated from time to time, including all exhibits hereto.

"Bankruptcy" of a Person shall be deemed to have occurred when (i) the Person commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) the Person is adjudged as bankrupt or insolvent, or a final and non-appealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Person, (iii) the Person executes and delivers a general assignment for the benefit of the Person's creditors, (iv) the Person files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in any proceeding of the nature described in clause (ii) above, (v) the Person seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Person or for all or any substantial part of the Person's property, (vi) any proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within ninety (90) days after the commencement thereof, (vii) the appointment without the Person's consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment, (viii) an appointment referred to in clause (vii) is not vacated within ninety (90) days after the expiration of any such stay or (ix) the Person admits in writing its inability to pay its debts generally as they become due or admits that it is otherwise insolvent.

"Board of Managers" or "Managers" has the meaning set forth in SECTION 6.1(a) hereof.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of Idaho.

"Capital Account" has the meaning given in SECTION 3.1(b).

"Certificate of Organization" means the Certificate of Organization of the Company filed with the Office of the Secretary of State of Idaho, as amended from time to time in accordance with the terms hereof and the Act.

"Class A Unit" has the meaning set forth in SECTION 3.3.

"Class B Unit" has the meaning set forth in SECTION 3.3.

"Class C Unit" has the meaning set forth in SECTION 3.3. Class C Units are authorized but shall not be active until authorized by action of the Board of Managers.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations promulgated thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of the Code, as the same may be adopted.

"Company" means Rhino Hide LLC the Idaho limited liability company formed under the Act and governed by the terms of this Agreement.

"Company Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

"Convertible Securities" means options, warrants or other rights to purchase or acquire Units.

"CrowdFunding Member" shall mean a Member who acquires his or her interest in the Company through the CrowdFunding Laws.

"Deceased Member" means a Member who is deceased and his or her Affiliates who are Members of the Company and its Affiliates who are Members of the Company.

"Disassociation" means that such Member is no longer an employee of the Company, providing services to the Company as an independent contractor or consultant or actively involved in the management of the Company (including as a Manager) for any reason, including, without limitation, the disability of such Person. For purposes of this definition, the word "disability" shall mean that a Person is unable to perform his or her duties to the Company, as determined by the Board of Managers, in its sole discretion, as the result of physical or mental impairment for an aggregate of 180 days in any period of 270 consecutive days.

"Disassociating Member" means any Member who suffers a Disassociation from the Company and any Permitted Transferees who have acquired any Units from such Member.

"Disposition" means and includes, but is not limited to, disposition by sale, delivery, assignment, gift, exchange, Transfer, distribution by an executor, administrator, or personal representative, encumbrance or pledge.

"Eligible Holder" has the meaning given in SECTION 3.4(b).

"Excluded Securities" means:

(i) Units or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Managers;

(ii) Units actually issued upon the exercise of Convertible Securities;

(iii) Units or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Managers;

(iv) Units or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Managers;

(v) Units or Convertible Securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Managers;

(vi) Units or Convertible Securities issued in connection with collaboration, technology license, development, marketing or other similar agreements or strategic partnerships approved by the Board of Managers; or

(vii) Units or Convertible Securities issued in connection with any split up, recombination, recapitalization or consolidation of outstanding Units or Convertible Securities.

"Fiscal Year" has the meaning given in SECTION 4.5.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers as of the following times: (i) the acquisition of an additional interest by any new or existing member, other than a CrowdFunding Member, in exchange for more than a *de minimis* capital contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for such Member's entire interest in the Company, except in connection with any CrowdFunding perks; (iii) the grant of a more than *de minimis* interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member, (iv) any other issuance of a Profits Interest and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company asset distributed to any member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), SECTIONS 3.1(c) and 4.2 hereof and subparagraph (g) under the definition of Net Income and Net Losses hereunder; provided however, that Gross Asset values shall not be adjusted pursuant to this definition to the extent the Board of Managers reasonably determines that an adjustment pursuant to subparagraph (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a), (b) or (d) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Indemnitee" means (i) the Company's Board of Managers, officers, and employees, and (ii) any other Persons (including Affiliates of the Board of Managers or the Company) as the Board of Managers may designate from time to time, in its sole and absolute discretion.

"Interest" means a limited liability company interest in the Company and includes any and all benefits to which the holder of such a limited liability company interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. The Interest of each Member shall be expressed as a number of Units. When the context so requires, Interests may be expressed as a percentage, in which case they shall be calculated to the nearest ten thousandth of one percent (0.0001%), with amounts equal to or greater than 0.00005% being rounded up to the next ten thousandth of one percent (1%), and with amounts less than 0.00005% being rounded down to the next ten thousandth of one percent. The combined Interests of all holders of Units shall at all times equal one hundred percent (100%).

"Involuntary Transfer" means the following: (i) Bankruptcy of a Member; (ii) the appointment of a receiver or trustee of the property of a Member by reason of said Member's insolvency or inability to pay debts; (iii) the assignment for the benefit of creditors of any portion of a Member's Units in the Company; (iv) the Disposition of all or any portion of a Member's Units pursuant to a divorce decree, divorce settlement agreement, child support decree, child support settlement agreement, or any other martial dissolution proceeding; and/or (v) any taking of all or any portion of a Member's Units pursuant to any judgment, order, writ, execution, levy, foreclosure, attachment, garnishment, or any other legal process.

"Liquidating Event(s)" means those events described in SECTION 10.1 hereof which, upon their occurrence, will cause the Company to dissolve and its affairs to be wound up.

"Liquidator" means that Person (either the Board of Managers or, in the event there is no remaining Manager, any Person elected by the Members owning a majority-in-interest of the total Interests) described in SECTION 10.3 hereof responsible for overseeing the winding up and dissolution of the Company.

"Member" means each Person executing this Agreement and any other Person who properly acquires one or more Unit(s) in the Company and is admitted as a Member in accordance with the terms of this Agreement or in accordance with the CrowdFunding Laws.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Section 1.704-2(i)(1).

"Net Income" and "Net Losses" mean, for each Fiscal Year, an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(a) any items of income, gain, loss and deduction allocated to Members pursuant to SECTION 4.2 hereof shall not be taken into account in computing Net Income or Net Losses for purposes of this Agreement;

(b) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Income and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(c) any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Income and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(d) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income and Net Losses;

(e) gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(f) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Fiscal Year; and

(g) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the

adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Losses.

"New Securities" means, collectively, equity securities of the Company, other than those currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities, but shall not include Excluded Securities.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Obligated Member" means a Member who has made a commitment to make continuing contributions to the success of the Company by providing management, business development, professional, software programming or other services to the Company in exchange for certain Units without any compensation other than the vesting of such Units as well as any distributions from the Company in relation to such Units. EXHIBIT A provides the following information with respect to each Obligated Member: (a) the name of the Obligated Member; (b) the number and class of Unvested Units that are granted to the Obligated Member subject to repurchase; and (c) the vesting schedule pursuant to which the Unvested are converted to Vested Units.

"Offering Member" means a Member whose Units are offered for sale to the Remaining Members and/or the Company pursuant to the terms of this Agreement.

"Permitted Transferee" has the meaning given in SECTION 8.2(b).

"Permitted Transfers" has the meaning given in SECTION 8.2.

"Person" means and includes any individual, partnership, joint venture, corporation, estate, trust, or other entity.

"Profits Interest" means an Interest with an interest only in the future Net Income and Net Losses from and after the date of issue of the Profits Interest (including appreciation accruing after the date of issuance of a Profits Interest by the Company), and having no initial Capital Account. An Interest may be designated as a Profits Interest at the time of issuance, either by designation on EXHIBIT A to this Agreement or in any other agreement, certificate or document evidencing the issuance of such Interest or the Units representing such Interest. All Class C Units shall be Profits Interests.

"Pro Rata Percentage" of a Member means the percentage of all outstanding Units owned by the Member.

"Prime Rate" means the prime rate of interest as published in the "Money Rates" Section of the Wall Street Journal, Midwest Edition, and as it changes from time to time.

"Purchase Option Event" means the occurrence of an Involuntary Transfer.

"Remaining Member" means a Member who owns Class A Units who is not an Offering Member.

"Reorganization Event" means (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Units of the Company are converted into or exchanged for the right to receive cash, securities, or other property, or (b) any exchange of the all of the Units of the Company for cash, securities, or other property pursuant to a unit exchange transaction.

"Requisite Management Members" means Members holding at least a majority of the Class A Units then outstanding.

"Requisite Members" means Members holding at least a majority of the Units then outstanding, including all of the (i) Class A Units, (ii) Class B Units and (iii) Class C Units, voting as a single class.

"Tax Matters Partner" has the meaning given in SECTION 4.6(a).

"Transfer" means any act by a Member to sell, assign, transfer, offer to transfer, convey or otherwise dispose of, encumber, pledge, convey or hypothecate all or any part of his, her or its Interest.

"Transfer Units" means (i) in the case of a Voluntary Transfer, the Units which are subject to the Voluntary Transfer, (ii) in the case of an Involuntary Transfer, the Units which are subject to the Involuntary Transfer, (iii) in the case of the death of a Member, all of the Units of the Deceased Member and those held by any Affiliates of such Member and any Units held by any Permitted Transferees of the Member, and (iv) following the Disassociation of a Member, all of the Units of the Disassociating Member and those held by any Affiliates of such Member and any Units held by any Permitted Transferees of the Disassociating Member.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time-to-time, and any successor provisions.

"Unit" has the meaning given in SECTION 3.3.

"Unvested Unit" means any Units issued to an Obligated Member that are listed as Unvested Units on EXHIBIT A and that have not vested in accordance with the schedule set forth on EXHIBIT A.

"Vested Unit" means any Units owned by an Obligated Member other than Unvested Units.

"Voluntary Transfer" means the voluntary Transfer by a Member of all or any portion of the Units of the Member.

ARTICLE II
ORGANIZATIONAL MATTERS

SECTION 2.1. Formation; Name. The Company was formed upon the execution and filing with the Secretary of State of the State of Idaho of the Certificate of Organization. This Agreement shall be effective as of the date hereof. The name of the Company shall be Rhino Hide LLC, or such other name as the Board of Managers may from time to time hereafter designate in accordance with this Agreement and the Act. The Board of Managers shall cause to be executed and filed such further certificates, notices, statements or other instruments required by law for the operation of a limited liability company in all jurisdictions where the Company is required to or in which the Board of Managers desires that the Company qualify or be authorized to do business as a foreign limited liability company, or as otherwise necessary to carry out the purpose of this Agreement and the business of the Company.

SECTION 2.2. Purpose of the Company. The purpose of the Company shall be to engage in any lawful business, act or activity permitted by the Act. The Company shall possess and may exercise all of the powers and privileges granted by the Act, by any other law or by this Agreement (if not prohibited by the Act), together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

SECTION 2.3. Offices; Registered Agent. The principal office of the Company, and such additional offices as the Company may determine to establish, shall be located at such place or places inside or outside the State of Idaho as the Board of Managers may designate from time to time. The address of the registered office of the Company in Idaho is 273 Birch Banks, Sagle, Idaho 83860. The name of its registered agent at such address is Jason Giddings.

SECTION 2.4. Term. The term of the Company commenced on the date its Certificate of Organization was filed with the office of the Secretary of State of the State of Idaho and shall continue until terminated in accordance with the terms of this Agreement or the Act.

SECTION 2.5. Liability to Third Parties. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Manager or officer of the Company. Notwithstanding any provision of this Agreement to the contrary, any Member, at its sole and absolute discretion, may guarantee all or any portion of any debt, obligation or liability of the Company; provided, however, that unless set forth here unto the contrary, such guaranty(ies) shall not be deemed a capital contribution to the Company.

SECTION 2.6. Other Ventures; Time and Attention. The Members, Managers, and officers may, during the term of the Company, engage in and possess an interest for their respective accounts in other business ventures of every nature and description, independently or with others, and neither the Company nor any Member shall have any right in or to said independent ventures or any income or profits derived from said independent ventures. No Member, Manager or officer shall be required to devote his, her or its full business time and attention to the affairs of the

Company, unless such Person expressly agrees otherwise in this Agreement or another written agreement.

ARTICLE III
CAPITAL; UNITS

SECTION 3.1. Capital.

(a) Capital Contributions. Each Member has contributed to the Company the monies or property set forth opposite the Member's name on attached EXHIBIT A as such Member's initial capital contribution to the Company. Each Member has entered into a Unit Subscription Agreement with the Company, pursuant to which such Member has agreed to make such capital contribution in exchange for the issuance of the number of Class A Units, Class B Units, and/or Class C Units, as applicable, set forth opposite such Member's name on EXHIBIT A. EXHIBIT A shall also be deemed to include any list of CrowdFunding Members (including amounts paid) kept by a crowdfunding portal on behalf of Company, and any amount paid by such CrowdFunding Members shall be included in their Capital Accounts, without deduction for any perks received by such CrowdFunding Members, which shall be considered *de minimis* except as required by law.

(b) Capital Accounts. A separate capital account ("Capital Account") shall be maintained for each Member in accordance with Section 704(b) of the Code, and the Treasury Regulations promulgated thereunder, including, without limitation, Treasury Regulations Section 1.704-1(b)(2)(iv).

(c) Changes to Capital Accounts. The Capital Account for each Member shall consist of the Member's initial capital contribution, increased by any additional capital contributions made by the Member, by the Member's share of Company profits and by the amount of any Company liabilities which the Member is deemed to assume or which are secured by any Company property distributed to the Member, and decreased by the Member's share of Company losses, by any distributions to the Member and by the amount of any liabilities of the Member which the Company is deemed to assume or which are secured by property contributed by the Member to the Company. For purposes of this Agreement, as indicated above, the initial capital contribution of each Member shall be the dollar value set forth opposite the Member's name on attached EXHIBIT A. A transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Units.

(d) No Interest on Capital Contributions. No interest shall be paid on the initial capital contributions or on any subsequent capital contributions. Any amount distributed pursuant to ARTICLE V of this Agreement shall not constitute a guaranteed payment within the meaning of Code Section 707(c).

(e) Additional Capital Contributions. No additional capital contributions shall be required over and above those specifically referred to in SECTIONS 3.1(a) through 3.1(c) above unless unanimously agreed upon by all Members at a meeting of the Members

called for such purpose and unless all Members unanimously participate in and make such additional contributions in accordance with their respective percentage Interest.

(f) Creditors. A creditor who makes a nonrecourse loan to the Company shall not have or acquire, at any time as a result of making the loan, any direct or indirect interest in the profits, capital or property of the Company other than as a creditor.

SECTION 3.2. Return of Capital. No Member shall be entitled to have any Capital Contribution returned to such Member or to receive any distribution from the Company upon withdrawal or otherwise, except in accordance with the express provisions of this Agreement. No unreturned Capital Contribution shall be deemed or considered to be a liability of the Company or any Member. No Member shall be required to contribute any cash or property to the Company to enable the Company to return any Member's Capital Contribution.

SECTION 3.3. Units. Limited liability company interests (as such term is defined in Section 18-101(8) of the Act) in the Company held by the Members shall be represented by "Units".

(a) Classes of Units. The number of Units that the Company is authorized to issue is Three Million Four Hundred Thousand (3,400,000) Units, of which Two Million (2,000,000) Units shall be designated "Class A Units", One Million (1,000,000) Units shall be designated as "Class B Units," and Four Hundred Thousand (400,000) Units shall be designated as Class C Units. Class A Units shall be management units with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in this Agreement. Class B Units shall be non-voting Units. Class C Units shall be Profits Interests which shall have the same voting rights as the Class B Units. The number of Units that the Company is authorized to issue may be increased or decreased from time to time (but not below the number of Units then outstanding, unless in connection with a combination of outstanding Units), and the designation of Units as Class A Units or Class B Units or Class C Units may be changed, or Units may be designated as other classes, by a vote of the Requisite Management Members or a written consent or amendment to this Agreement executed by the Requisite Management Members.

(b) Unvested Units. Any of the classes of Units issued by the Company may be Unvested Units subject to a vesting schedule. The Company may discontinue the relationship of the Obligated Member of providing services to the Company at any time by giving notice to the Obligated Member of such termination (the "Termination Notice"). All Class B and Class C Units of an Obligated Member that have not vested as of the date of the Termination Notice shall be purchased by the Company at a price of $1 per Unit. In the event of a Reorganization Event, all Unvested Units shall immediately vest.

SECTION 3.4. Issuance of Additional Units; Preemptive Rights.

(a) Issuance of Additional Units. Additional members may be admitted to the Company as Members, and Units (or options, warrants or other rights to acquire Units) may be issued to those persons, upon the majority vote of the Board of Managers. Any

admission of an additional member is effective only after such new member has executed a counterpart to or an agreement to be bound unconditionally to this Agreement. Further, the Board of Managers may accept capital contributions from current members in such amounts, and in consideration for the issuance of such additional Units, as the Board of Managers in its discretion may determine appropriate, subject to compliance with all requirements under the Act which relate to the acceptance of capital contributions and the issuance of additional Units in the Company. Upon receipt of such undertaking by the Company and receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and listed as such on the books and records of the Company, including with respect to Class B Units a list kept by an online CrowdFunding portal, and thereupon shall be issued its Units. Upon the issuance of Units to any Member, the Board of Managers shall adjust EXHIBIT A to reflect the issuance of Units to such Members, and the percentage Interests of all other Members shall be reduced on a proportionate basis in an aggregate amount equal to the percentage Interest of such additional Member. The Board of Managers may establish an equity incentive plan and reserve Units for issuance thereunder pursuant to the grant of options, restricted Unit awards and other Unit-based awards granted under such plan to the Company's officers, Managers, employees, consultants and advisors.

(b) Preemptive Rights. Subject to the terms and conditions of this SECTION 3.4(b) and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each holder of Class A Units then outstanding (each, an "Eligible Holder"). Class B Units and Class C Units have no such rights.

(i) The Company shall give notice (the "Offer Notice") to each Eligible Holder, stating (A) its bona fide intention to offer such New Securities, (B) the number of such New Securities to be offered, and (C) the price and terms, if any, upon which it proposes to offer such New Securities.

(ii) By notification to the Company within twenty (20) days after the Offer Notice is given, each Eligible Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Units issued and held by such Eligible Holder bears to the total Units then outstanding (assuming full conversion and/or exercise, as applicable, of all outstanding Convertible Securities).

(iii) At the expiration of such twenty (20) day period, the Company shall promptly notify each Eligible Holder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Holder") of any other Eligible Holder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Holder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Holders were entitled to subscribe but that were not subscribed for by the Eligible Holders which is equal to the proportion that the Units issued and held by such

Fully Exercising Holder bears to the Units issued and held by all Fully Exercising Units who wish to purchase such unsubscribed shares.

(iv) The closing of any sale pursuant to this SECTION 3.4(b) shall occur within the later of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to SECTION 3.4(b)(i).

(v) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in this SECTION 3.4(b), the Company may, during the one hundred twenty (120) day period following the expiration of the periods provided in SECTION 3.4(b)(iv), offer and sell the remaining unsubscribed portion of such New Securities to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Eligible Holders in accordance with this SECTION 3.4(b).

(vi) The Company's compliance with the provisions of this SECTION 3.4(b) may be waived by the affirmative vote or the written consent of Eligible Holders holding at least a majority of the Units held by all Eligible Holders.

ARTICLE IV
ALLOCATION OF NET INCOME AND NET LOSSES

SECTION 4.1. General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each Fiscal Year of the Company will be allocated to the Members in accordance with their respective Pro Rata Percentages.

SECTION 4.2. Special Allocations. Notwithstanding anything to the contrary in SECTION 4.1, the following special allocations will apply:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this ARTICLE IV, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This SECTION 4.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this SECTION 4.2(b), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704(j)(2). This SECTION 4.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such adjustments, allocations, or distributions as quickly as possible. This SECTION 4.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(d) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for in this ARTICLE IV (other than SECTION 4.2(c)) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(e) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in accordance with the Members' respective percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among

the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-l(e) and 1.1250-l(f).

(h) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this SECTION 4.2(h), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this SECTION 4.2(h)).

(i) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations.

SECTION 4.3. Tax Allocations.

(a) General. Except as otherwise provided in SECTION 4.3(b), as of the end of each Fiscal Year, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this ARTICLE IV.

(b) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704 1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board of Managers in a manner that reasonably reflects the purpose and intention of this Agreement.

SECTION 4.4. Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

SECTION 4.5. Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year unless otherwise determined by the Board of Managers (the "Fiscal Year").

SECTION 4.6. Tax Returns and Information.

(a) Tax Matters Partner. Jason Giddings shall act as the Tax Matters Partner for the Company (the "Tax Matters Partner") in accordance with the definition of "tax matters partner" set forth in Code Section 6231. The Tax Matters Partner shall not be liable to the Company or any Member for any act or omission taken or suffered by it in such capacity in good faith and in the belief that such act or omission is in or is not opposed to the best interests of the Company and shall be indemnified by the Company in respect of any claim based upon such act or omission; provided, however, that such act or omission is not in violation of this Agreement and does not constitute gross negligence, fraud or a willful violation of law. The Tax Matters Partner shall inform all other Members of all material tax matters which may come to its attention in its capacity as tax matters partner by giving the Members notice thereof within ten (10) days after becoming so informed. All expenses and costs of the Tax Matters Partner shall be borne by the Company.

(b) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an interest in the Company permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the bases of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(c) Form K-1. The Company shall furnish to each Member (i) as soon as reasonably possible after the close of each Fiscal Year such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Form K-1 by March 1 following the close of the Fiscal Year, the Company shall use its best efforts to provide a requesting Member with a good faith estimate of such information) and (ii) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

ARTICLE V
FINANCE & DISTRIBUTIONS

SECTION 5.1. Non-liquidating Distributions. The Board of Managers, in its sole discretion, shall determine the amount of cash or other property available for distribution to Members and the timing of such distributions. Unless otherwise determined by the Board, distributions shall be made as follows:

(a) First, the advance distributions described in Section 5.3 hereof; and

(b) Second, to the Members of the Company, in accordance with their respective Pro Rata Percentages.

SECTION 5.2. Liquidating Distributions. Whether the distribution by the Company shall constitute a "liquidating distribution" shall be determined by the Board of Managers, in its sole and absolute discretion. In the event that a distribution is a liquidating distribution, the distribution shall be made and allocated among the Members as follows:

(a) Third Party Debts. To the extent available, proceeds shall be applied to the payment of debts and liabilities of the Company (including all expenses of the Company incident to its liquidation and all other debts and liabilities that the Company owes to the Members or any Affiliates of a Member).

(b) Reserves. To the extent available, proceeds shall be applied to the setting up of any reserves which are reasonably necessary for contingent, non-matured or unforeseen liabilities or obligations of the Company.

(c) Positive Capital Accounts. Distribution shall first be made to all Members with positive Capital Account balances (after such balances have been adjusted to reflect the allocation of Company profit or loss arising from such event), in proportion to and to the extent of such positive balances.

(d) Remaining Amounts. Distribution, if any, shall next be made to all Members of the Company in accordance with their respective Pro Rata Percentages.

SECTION 5.3. Tax Distributions. Notwithstanding the foregoing, to the extent that there is cash and property on hand, less a reasonable reserve for debts, loans (other than loans made by a Member), and liabilities due and payable, operations and contingencies, the Board of Managers shall authorize distributions to each Member at times and in amounts intended to assist each such Member in paying such Member's income tax liabilities for a Fiscal Year arising from the allocations made pursuant to Section 4.3 hereof. The amount distributable pursuant to this Section 5.3 shall be an amount which the Company determines will provide each such Member with sufficient funds to pay such Member's respective federal and state income tax liability for such Fiscal Year, as estimated by the Company. Any distributions made to a Member pursuant to this Section 5.3 and not recovered against other distributions payable to such Member shall constitute a debt of such Member to the Company payable upon dissolution of the Company or such earlier time as the Member ceases to be a Member of the Company.

SECTION 5.4. Restoration of Deficit Capital Accounts. A Member with a deficit balance in its Capital Account after all the allocations and distributions pursuant to SECTIONS 4 and 5 of this Agreement have been made upon liquidation of the Company or its percentage Interest shall not be obligated to contribute property or cash to the Company in order to restore such deficit Capital Account balance.

SECTION 5.5. Amounts Withheld. The Company is authorized to withhold from distributions made to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law.

ARTICLE VI
MANAGEMENT AND OPERATION OF THE COMPANY

SECTION 6.1. Manager and Board of Managers.

(a) General. Initially, Jason Giddings shall be the sole Manager of the Company. If additional individuals become Members of Class A, then subject to the provisions of the Certificate of Organization and this Agreement relating to actions required to be approved by the Members, the business and affairs of the Company shall be managed by or under the direction of the Board of Managers of the Company (the "Board of Managers" and each member thereof shall be referred to as a "Manager"). Each Manager is hereby designated as a "manager" within the meaning of Section 18-101(10) of the Act. The Board of Managers may delegate the day-to-day operations of the business of the Company to officers appointed pursuant to SECTION 6.2; provided, however, that the business and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Board of Managers.

(b) Composition of the Board.

(i) Number of Managers. The Company's Board of Managers shall consist of the number of persons fixed from time to time by vote or written consent of the Requisite Management Members.

(ii) Election of Managers. Each Member holding Class A Units (other than the Members designated "Central Bank Custodian") shall have the right to nominate and elect one (1) Manager. Each Member agrees to vote such Member's Units in favor of the nominee so designated in accord with the foregoing sentences and each Member shall take no action to prevent the individual so nominated from being elected to the Board of Managers of the Company. All Managers in excess of the number of Managers required to satisfy the rights of Members to elect managers pursuant to this SECTION 6.1(b)(ii) shall be elected by the vote or written consent of the Requisite Management Members. Initially, no additional Managers are necessary.

(iii) Removal; Vacancies. A Manager appointed by a Member pursuant to SECTION 6.1(b)(ii) may be removed by the Member who appointed such

Manager at any time and for any reason. Any Manager not appointed by a Member pursuant to SECTION 6.1(b)(ii) may be removed by the vote or written consent of the Requisite Management Members. Vacancies on the Board of Managers occurring as a result of the resignation, death, disability or removal of a Manager nominated by a Member pursuant to SECTION 6.1(b)(ii) shall be filled as designated by such Member. Any other vacancy shall be filled by the vote or written consent of the Requisite Management Members.

(iv) Special Advisors to the Board of Managers. The Board of Managers shall appoint Special Advisors (non-voting) as needed. Special Advisors may include current unit holders (any Class), and/or key employees, or Officers. It is anticipated that Special Advisors will not be paid for their services, unless approved by the Board of Managers.

(c) Voting. Each Manager of the Board of Managers shall have one (1) vote for each Unit having voting rights registered in the name of the Member that appointed him, her or it to the Board of Managers, on the books of the Company. All questions at a meeting shall be decided by a majority vote of the number of Units represented at the meeting at the time of the vote except where otherwise required by the Act or this Agreement. No Member shall have any cumulative voting rights..

(d) Regular and Annual Meetings; Notice. Regular meetings of the Board of Managers shall be held at such time and at such place as the Board of Managers may from time to time prescribe. Notice of any regular meeting shall be provided to each Manager in the manner consistent with the notice requirements set forth in SECTION 6.1(e). There shall be distributed to each Manager no later than two (2) days in advance of each meeting the materials to be acted upon at the meeting.

(e) Special Meetings; Notice. Special meetings of the Board of Managers may be called by any Manager specifying the matter or matters appropriate for action at such a meeting that are proposed to be presented at the meeting. Any such meeting shall be held at such time and at such place, within or without the State of Idaho. Notice of such meeting stating the date, time and place thereof and the principal purpose or purposes of the meeting shall be given by mail, telephone, other electronic transmission or personally. If by mail, such notice shall be given not less than five (5) days before the meeting; and if by telephone, other electronic transmission or personally, not less than two (2) days before the meeting. Notice of any meeting of the Board of Managers need not be given to a Manager, however, if waived by the Manager in writing before or after such meeting or if the Manager shall be present at the meeting, except when the Manager attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not called or convened in accordance with this Agreement.

(f) Telephone Meetings. The Managers may participate in and hold meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in any such meeting will constitute presence in person at such meeting, except where a person participates in such meeting for the express purpose of objecting to the transaction of any

business on the ground that such meeting is not called or convened in accordance with this Agreement.

(g) Written Consent. Any action otherwise required to be taken at a meeting of the Managers may be taken by a written consent signed by all of the Managers.

SECTION 6.2. Officers.

(a) General. The Board of Managers may, but need not, appoint one or more officers of the Company which may include, but shall not be limited to, chief executive officer, chief operating officer, president, one or more executive vice presidents or vice presidents, secretary, treasurer or chief financial officer, and such other officers as deemed necessary by the Board of Managers. The Board of Managers may delegate its day-to-day management responsibilities to any such officers, and such officers shall have the authority to contract for, negotiate on behalf of and otherwise represent the interests of the Company as authorized by the Board of Managers. Each officer shall perform such duties and have such powers as the Board of Managers shall designate from time to time. Each officer shall hold office at the pleasure of the Board of Managers and until his or her successor shall have been duly elected and qualified, unless sooner removed. Any individual may hold any number of offices.

(b) Duties and Powers of the Chief Executive Officer. Subject to the control of the Board of Managers, the chief executive officer shall have general and active management authority over the business of the Company and shall see that all orders and resolutions of the Members and Board of Managers are carried into effect. He or she shall have the general powers and duties of management usually vested in the chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Managers or this Agreement. The chief executive officer may execute bonds, mortgages and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Managers to some other officer or agent of the Company. The initial chief executive officer shall be Jason Giddings.

(c) Duties and Powers of the President. Unless otherwise provided by resolution of the Board of Managers, the president shall be responsible for the administrative and financial operations of the Company as directed by the chief executive officer. The president also shall have the power to execute bonds, mortgages and other contracts binding the Company, except where the signing and execution thereof shall be expressly delegated by the Board of Managers to some other officer or agent of the Company. Initially, the office of president shall be held by Jason Giddings.

(d) Duties and Powers of the Chief Operating Officer. Unless otherwise provided by resolution of the Board of Managers, the chief operating officer shall have such powers and duties customarily vested in the chief operating officer of a corporation. In general, the chief operating officer shall have such powers and duties as are from time to time assigned to him or her by the chief executive officer or as the Board of Managers by resolution may from time to time prescribe.

(e) Duties and Powers of the Vice-President. The vice-president or executive vice-president, or if there shall be more than one, the vice-presidents or executive vice-presidents in the order determined by a resolution of the Board of Managers, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the Board of Managers by resolution may from time to time prescribe.

(f) Duties and Powers of the Secretary. The secretary shall attend all meetings of the Members and Board of Managers and any committee thereof, and shall record all acts and proceedings thereof in the minute book of the Company, which may be maintained in either paper or electronic form. The secretary shall have the general duties, powers and responsibilities of a secretary of a corporation. The secretary shall perform such other duties and have such other powers as the Board of Managers shall designate from time to time. If the Board of Managers chooses to appoint an assistant secretary or assistant secretaries, the assistant secretaries, in the order of their seniority, in the absence, disability or inability to act as the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Board of Managers may from time to time prescribe. The initial secretary shall be Scott Earnshaw.

(g) Duties and Powers of the Chief Financial Officer/Treasurer. The chief financial officer/treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and interests in the Company. The books of account shall at all reasonable times be open to inspection by the Board of Managers. The chief financial officer/treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Board of Managers. The chief financial officer/treasurer shall have the general duties, powers and responsibility of a chief financial officer of a corporation, and shall be the chief financial and accounting officer of the Company. If the Board of Managers chooses to elect an assistant treasurer or assistant treasurers, the assistant treasurers in the order of their seniority shall, in the absence, disability or inability to act of the chief financial officer, perform the duties and exercise the powers of the chief financial officer, and shall perform such other duties as the Board of Managers shall from time to time prescribe.

(h) Other Officers. The Managers may from time to time appoint other officers, such as a Chief Technology Officer and/or Chief Science Officer.

SECTION 6.3. Member Powers, Rights and Meetings.

(a) Authority of the Members.

(i) Except as otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or to assume any obligations or responsibility on behalf of, or to bind any other Member or the Company. Each of the Members agrees that it shall not represent to any third party with whom such

Member is in contact concerning the affairs or the business of the Company that such Member has any authority to act for, or to assume any obligations or responsibilities on behalf of, the Company unless expressly authorized by the Board of Managers.

(ii) Neither the Board of Managers, nor any individual Manager nor any officer of the Company, shall undertake any of the following actions without first receiving the affirmative vote of the Requisite Management Members:

(A) (1) Incur indebtedness for borrowed money in excess of $250,000, (2) incur trade credit in excess of $250,000 from any single trade creditor, (3) guarantee the obligations of any third party, including, without limitation, any subsidiary of the Company, or (4) subject any assets of the Company or any of its subsidiaries to any lien, pledge, charge, mortgage, security interest or other encumbrance;

(B) Cause the dissolution, liquidation or winding up of the Company;

(C) Form any subsidiary of the Company or cause the dissolution, liquidation or winding up of any subsidiary of the Company;

(D) Dispose of any part of the Company's or any of its subsidiary's assets not in the ordinary course of business;

(E) Change the nature of the principal business of the Company;

(F) File a petition in bankruptcy, seek the appointment of a receiver or a trustee or enter into an arrangement in the nature of a bankruptcy, reorganization or composition for the benefit of creditors among the Company's or any of its subsidiaries' creditors;

(G) Enter into, on behalf of the Company or any of its subsidiaries, any transaction constituting a "reorganization" within the meaning of the Code;

(H) Merge the Company or any of its subsidiaries with or into any other entity or otherwise cause any similar entity reorganization or restructuring of the Company or any of its subsidiaries;

(I) Authorize additional Units; or

(J) Do any act in material conflict with the Company's business or which would make it impossible to carry on such business.

(iii) Neither the Board of Managers, nor any individual Manager nor any officer of the Company, shall undertake any of the following actions without first receiving the unanimous approval of the holders of Class A Units:

(A) Adversely change or alter the rights of the Class A Unit holders;

(B) Authorize additional Units;

(C) Authorize a new series of Units having rights senior to or in parity with existing Class A Units;

(D) Redeem or repurchase any Units (other than pursuant to employee or consultant agreements or otherwise in accordance with this Agreement);

(E) Declare or pay any dividend or distribution;

(F) Change the number of members on the Board of Managers;

(G) Cause the dissolution, liquidation or winding up of the Company; or

(H) Make material changes to compensation for senior management, vice presidents or higher.

(b) Place and Time of Meetings. Meetings of the Members may be held at such place and at such time as may be designated by the Board of Managers. In the absence of a designation of place, meetings shall be held at the Company's principal office. In the absence of a designation of time, meetings shall be held at 10:00 a.m.

(c) Regular Meetings. Regular meetings of Members may be held on an annual or other less frequent periodic basis as may be determined by the Board of Managers.

(d) Special Meetings. Special meetings of the Members of Class A for any purpose or purposes may be called at any time and from time to time by the Board of Managers, and shall be called by the Board of Managers at the written demand of any Member holding at least twenty-five percent (25%) of the outstanding Units. Such demand shall state the purpose or purposes of the proposed meeting. Within ten (10) days after receiving a proper demand to call a meeting, the Board of Managers shall cause a meeting to be duly called on a Business Day determined by the Board of Managers within fifteen (15) days after the date of receipt of such request. Business transacted at any special meeting shall be limited to the purpose or purposes stated in the demand.

(e) Notices of Meetings. A written notice of each regular and/or special meeting of Members shall be given not less than five (5) nor more than sixty (60) days before the date of such meeting to each Member. Every notice of a meeting of Members shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

(f) Waiver of Notice. Notice of any regular or special meeting may be waived either before, at or after such meeting in writing signed by the Member entitled to the

notice. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

(g) Quorum; Adjourned Meetings. The presence, in person or by proxy, of the Members who hold a majority of the Units held by the Members of Class A shall constitute a quorum for the transaction of business at any regular or special meeting of the Members. If a quorum is not present at a meeting, the Members present shall adjourn to such day as they shall agree upon by a vote of the Members present who hold a majority of the Units held by the Members who are then present. Notice of any adjourned meeting need not be given if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present, the Members may continue to transact business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum.

(h) Conference Communications. To the fullest extent permitted under the Act, one or more Member(s) may participate in a meeting by any means of communication through which all Members participating in the meeting may simultaneously hear each other during the meeting. For the purposes of establishing a quorum and taking any action at the meeting, Members participating pursuant to this SECTION 6.3(h) shall be deemed present in person at the meeting, and the place of the meeting shall be the place of origination of the conference telephone conversation or other comparable communication technique.

(i) Voting. Each Member of Class A shall have one (1) vote for each Unit having voting rights registered in his, her or its name on the books of the Company. All questions at a meeting shall be decided by a majority vote of the number of Units represented at the meeting at the time of the vote except where otherwise required by the Act or this Agreement. No Member shall have any cumulative voting rights.

(j) Written Action. Any action that may be taken at a meeting of the Members may be taken without a meeting if done in writing and signed by the Requisite Management Members, provided that prompt written notice of the action so taken is delivered to the Members who did not sign such writing.

(k) Information Rights. The Company will share with the Unit holders, (i) audited annual financial statements no later than 90 days after the end of each Fiscal Year, (ii) unaudited quarterly financial statements no later than 45 days after the end of each calendar quarter and a comparison of such quarter's results with the results projected by the Company's annual budget, and (ii) an annual budget for the upcoming fiscal year promptly following approval by the Board of Managers. The obligation of the Company to furnish such information will terminate at the earliest of such time as the Company consummates an initial public offering, becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or the closing of a change of control. Furthermore, the Company shall in good faith respond to periodic requests from the holders of Class A Units for periodic updates of Company operations.

ARTICLE VII
INDEMNIFICATION

SECTION 7.1. General.

(a) To the fullest extent permitted by law, the Company shall indemnify, hold harmless and defend each Indemnitee from and against any and all losses, claims, damages, liabilities, whether joint or several, expenses (including legal fees and expenses), judgments, fines and other amounts paid in settlement, incurred or suffered by such Indemnitee, as a party or otherwise, in connection with any threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company if the Indemnitee's conduct:

(i) Was not a breach of the Indemnitee's duty of loyalty to the Company or the Members,

(ii) Did not include acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, and

(iii) Did not include any transaction from which the Indemnitee derived an improper personal benefit.

(b) An Indemnitee shall have the right to employ separate counsel in any action as to which indemnification may be sought under any provision of this Agreement and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the Company has agreed in writing to pay such fees and expenses, or (ii) the Company has failed to assume the defense thereof and employ counsel within a reasonable period of time after being given the notice required above. It is understood, however, that the Company shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such Indemnitees having actual or potential differing interests with the Company, unless but only to the extent the Indemnitees have actual or potential differing interests with each other.

(c) To the fullest extent permitted by law and subject to SECTION 7.1(b), expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this ARTICLE VII shall, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount unless it is determined that such Indemnitee is entitled to be indemnified therefor pursuant to this ARTICLE VII. An Indemnitee shall not be denied indemnification in whole or in part under this ARTICLE VII merely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was

not otherwise prohibited by the terms of this Agreement and the conduct of the Indemnitee satisfied the conditions set forth in SECTION 7.1(a).

SECTION 7.2. No Member Liability. Any indemnification provided under this ARTICLE 7 shall be satisfied solely out of assets of the Company, as an expense of the Company. No Member shall be subject to personal liability by reason of these indemnification provisions.

SECTION 7.3. Settlements. The Company shall not be liable for any settlement of any such action effected without its written consent, but if settled with such written consent, or if there is a final judgment against the Indemnitee in any such action, the Company agrees to indemnify and hold harmless the Indemnitee to the extent provided above from and against any loss, claim, damage, liability or expense by reason of such settlement or judgment.

SECTION 7.4. Amendments. Any amendment of this ARTICLE VII shall not adversely affect any right or protection of an Indemnitee who was serving at the time of such amendment or repeal, and such rights and protections shall survive such amendment or repeal with respect to events that occurred before such amendment or repeal.

ARTICLE VIII
TRANSFER OF A MEMBER'S INTEREST

SECTION 8.1. Restrictions.

(a) In General. Except as otherwise expressly provided or permitted by this Agreement or in a subscription agreement related to Class B Units, no Member may Transfer or suffer a Disposition of any number of the Units of the Member. Any Disposition which is not made pursuant to and in accordance with the terms and conditions of this Agreement or such subscription agreement shall be void and of no effect and shall vest no right, title or interest in the transferee. Each Member acknowledges that any Disposition of any portion of his, her or its Units may be subject to additional terms and restrictions imposed by the Company's lender(s), and each Member agrees to abide by all such terms and restrictions and to reimburse the Company for (or pay directly to the lender(s)) any costs or fees charged by such lender(s) in connection with a Disposition.

(b) Securities Law Matters. Without limiting any provision of this ARTICLE 8, and in addition to any restrictions set forth herein, each Member hereby represents, warrants and covenants as follows with respect to all Units acquired by such Member as of the date of this Agreement or from time to time hereafter:

(i) The Member is acquiring such Units for the Member's own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Units in violation of the Securities Act of 1933 (the "Securities Act"), or any rule or regulation under the Securities Act.

(ii) The Member has had such opportunity as the Member has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Member to evaluate the merits and risks of the Member's investment in the Company.

(iii) The Member has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Units and to make an informed investment decision with respect to such purchase.

(iv) The Member can afford a complete loss of the value of the Units and is able to bear the economic risk of holding such Units for an indefinite period.

(v) The Member understands that (i) the Units have not been registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act, (ii) the Units cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 or otherwise may not be available for at least six months and even then will not be available unless a public market then exists for the Units, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any Units and the Company has no obligation or current intention to register the Units under the Securities Act.

(vi) A legend substantially in the following form will be placed on the certificate, if any, representing the Units, and the Member agrees to the conditions set forth in such legend:

> "The Units represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, transferred or otherwise disposed of in the absence of an effective registration statement under such Act or an opinion of counsel satisfactory to the company to the effect that such registration is not required."

(vii) In addition, with respect to Units issued to Class B CrowdFunding Members, the Member understands that he is limited by the CrowdFunding Laws in the amount he can purchase, based on his income, and he represents and warrants that his purchase of Units do not violate any applicable provision of federal law. The Member also understands that he is not allowed under the CrowdFunding Laws to sell the Units for at least one year after purchase, and acknowledges that, even after the time restrictions have expired, the market for Units sold under CrowdFunding Laws is limited and may not exist at all. With respect to these provisions, the Member agrees to indemnify and hold harmless Company from and against any claim that the Member has violated any provision of federal or state law with respect to crowdfunding activities. CrowdFunding Member also acknowledges that a legend substantially in the following form will be placed on the certificate, if any, representing the CrowdFunding Units:

> "THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE

SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SECTION 8.2. Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, subject to the satisfaction of the additional conditions specified in this SECTION 8.2, the following Transfers are hereby specifically permitted, will not require the advance written consent of the Members or the Board of Managers, and will not trigger or create purchase options or other options or obligations under this Agreement (collectively, "Permitted Transfers"):

(a) Pledges. The pledge of Units by a Member is permitted provided that, in addition to the other requirements specified herein, the pledgee acknowledges in writing that the pledged Units (including any rights or interest the pledgee may have or may acquire with respect to the Units) are subject to all terms and provisions of this Agreement, including the provisions relating to Purchase Option Events under SECTION 8.4 hereof.

(b) Permitted Transferees. Transfers of some or all of the Units by a Member to or from their respective Permitted Transferees (as such term is defined below) and between or among their respective Permitted Transferees or between Members and the Company are hereby specifically permitted, will not require the advance written consent of the Members or the Board of Managers and will not trigger or create any purchase options or other options or obligations under this Agreement. For purposes of this Agreement, "Permitted Transferee" means, if such Member is an individual, (i) any Member's and/or his or her spouse's children, stepchildren, grandchildren, step-grandchildren and other issue, and (ii) any entity controlled by the Member (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or the manager or managers of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of fifty percent (50%) or more of the equity interests in the specified Person; including, but not limited to, trusts where the beneficiaries of the trust consist of his or her spouse, children, stepchildren, grandchildren or step-grandchildren). For any Member that is not an individual, "Permitted Transferee" shall mean each Affiliate of a Member. In each such situation, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the Board of Managers: (i) a written agreement

of the transferee, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Board of Managers may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (ii) if requested by the chief executive officer of the Company, an opinion of counsel, satisfactory in form and substance to the Board of Managers, that the Permitted Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; and (iii) as it relates to pledges of the Units by a Member, the above requirements shall be deemed satisfied to the extent that the pledgee commits to comply with the above requirements in the event that the pledgee shall ever foreclose on the pledged Units.

(c) Permitted Transfers of Class B. To the extent a crowdfunding platform makes the sale or other transfer of Class B Units available to CrowdFunding Members, the sale of Class B Units is permitted is permitted provided that, in addition to the other requirements specified herein, the purchaser acknowledges in writing that the purchased Units (including any rights or interest the purchaser may have or may acquire with respect to the Units) are subject to all terms and provisions of this Agreement, including the provisions relating to Purchase Option Events under SECTION 8.4 hereof.

SECTION 8.3. No Voluntary Transfers. Other than those transfers permitted pursuant to SECTION 8.2, no Member may affect a Voluntary Transfer of all or any portion of such Member's Units.

SECTION 8.4. Drag-Along.

(a) Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions (whether by purchase, exchange or merger) in which a Person, or a group of related Persons, acquires from Members Units representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Unit Sale"); or (b) a sale of all or substantially all of the Company's assets in a single transaction or a series of related transactions.

(b) Actions to be taken. In the event that (i) the Requisite Members (collectively, the "Electing Holders") and (ii) the Board of Managers approve a Sale of the Company in writing, specifying that this SECTION 8.4 shall apply to such transaction, then each Member and the Company hereby agree:

(i) if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction is a Unit Sale, to sell the same proportion of Units beneficially held by such Member as is being sold by the Electing Holders to the Person to whom the Electing Holders propose to sell their Units, and, except as permitted in subsection (c), below, on the same terms and conditions as the Electing Holders;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this SECTION 8.4, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates (if any) duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units of the Company owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi) if the consideration to be paid in exchange for the Units pursuant to this SECTION 8.4 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (x) the appointment of such Member Representative, (y) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (z) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any

and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (B) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(c) Exceptions. Notwithstanding the foregoing, a Member will not be required to comply with SECTIONS 8.4(a) and (b) above in connection with any transaction covered by such provisions (a "Proposed Sale") unless:

(i) any representations and warranties to be made by such Member in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including but not limited to representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

(iii) the liability for indemnification, if any, of such Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member in connection with such Proposed Sale;

(iv) liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Proposed Sale in accordance with the provisions of this

Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Proposed Sale, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member;

(v) upon the consummation of the Proposed Sale, (A) each holder of each class or series of the Company's Units will receive the same form of consideration for their Units of such class or series as is received by other holders in respect of their Units of such same class or series, and (B) the aggregate consideration receivable by all holders of Units shall be allocated among such holders in accordance with the provisions of this Agreement in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for any such Units includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units held by such Member which would have otherwise been sold by such Member an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units; and

(vi) subject to clause (v) above, requiring the same form of consideration to be available to the holders of any single class or series of Units, if any holders of any Units of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Units will be given the same option; provided, however, that nothing in this clause (f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's Members.

SECTION 8.5. Purchase Option Events.

(a) General. In the event of a Purchase Option Event, the Member whose Units are subject to such Purchase Option Event shall be required to send written notice to the Board of Managers and the Remaining Members describing in reasonable detail such Purchase Option Event, including the identity of the transferee and the circumstances of the Purchase Option Event (for example, foreclosure of pledge, divorce decree, etc.).

(b) Purchase Option. Upon the occurrence of a Purchase Option Event, the Remaining Members and the Company shall have the option, exercisable by written notice

to the Offering Member or to his, her or its successor or legal representative, as appropriate, to purchase all or any portion of the Transfer Units of the Offering Member. The purchase price to be paid to the Offering Member shall be as set forth in SECTION 9.1 herein, and the payment terms shall be as set forth in SECTION 9.2 herein; provided however, that for purposes of establishing the purchase price to be paid for the Transfer Units, the following shall apply:

(i) Immediately upon occurrence of the Purchase Option Event, the parties shall commence the SECTION 9.1 process for determining the purchase price for the Transfer Units;

(ii) The "selling party" under SECTION 9.1 shall be the Offering Member, and the "purchasing party" under SECTION 9.1 shall be the Remaining Members or the Company; and

(iii) Decisions to be made by the purchasing party shall be as decided by those Remaining Members holding a majority of the Units held by all Remaining Members.

(c) First Option in Favor of the Remaining Members. The Remaining Members shall have the option, exercisable by written notice to the Offering Member or to his, her or its successor or legal representative, as appropriate, to purchase all or any number of the Transfer Units of the Offering Member. The option shall be exercisable at any time prior to thirty (30) days after determination of the purchase price within which to accept all or any number of the Transfer Units. Exercise of the option shall be made by written notice delivered to the Board of Managers and the Offering Member. Unless otherwise agreed among the Remaining Members, each Remaining Member may purchase that percentage of the Transfer Units which bears the same ratio as the Units of such Remaining Member bears to the Units of all Remaining Members. In the event that a Remaining Member does not purchase the full amount of the Transfer Units that such Remaining Member is entitled to purchase, the other Remaining Members may purchase the excess on a pro rata basis, and the 30-day period specified above shall be extended as necessary to accommodate this process.

(d) Second Option in Favor of the Company. There shall be a second option created in favor of the Company, which shall have a period of thirty (30) days from the expiration of the option described in SECTION 8.4(c) above, within which to acquire all or any number of the Units not purchased by the Remaining Members under SECTION 8.4(c) above. Exercise of the option shall be made by written notice delivered to the Offering Member.

(e) Failure to Exercise Option. Upon expiration of the option period provided to the Company under SECTION 8.4(d) above, if the purchase option has not been exercised, that number of the Transfer Units not elected to be purchased by the Remaining Members and the Company will occur, and such interest shall be Transferred in accordance with the provisions set forth in the Act and this Agreement. Additionally, the involuntary transferee shall be obligated to provide the following to the Board of Managers: (A) a

written agreement of the involuntary transferee, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement and all other agreements applicable to the Members, which shall include an agreement by the involuntary transferee to execute any and all other documents that the Board of Managers may deem necessary or appropriate in order to effect and evidence such Transfer and to confirm that the involuntary transferee and the Transfer Units are subject to and bound by this Agreement; and (B) if requested by the chief executive officer of the Company, an opinion of counsel, satisfactory in form and substance to the Board of Managers, that the Involuntary Transfer will not terminate the Company or impair its ability to be taxed as a partnership and that the Involuntary Transfer constitutes an exempt transaction that does not require registration under applicable federal and state securities laws.

SECTION 8.6. Death. Upon the death of a Member (or in the case of an Affiliate of a Deceased Member, upon the death of such Deceased Member), the following shall occur:

(a) Option in Favor of Remaining Members. In the event of the death of a Member, such Deceased Member's death shall first create an option in favor of the Remaining Members, who shall have a period of thirty (30) days after determination of the purchase price within which to accept all or any number of the Transfer Units of the Deceased Member. Each Remaining Member must accept such offer to the extent of any life insurance proceeds received by the Remaining Member on the life of the Deceased Member which were obtained for the purpose of funding the purchase of the Transfer Units of the Deceased Member upon his or her death. Unless otherwise agreed among the Remaining Members, each Remaining Member may purchase that percentage of the Transfer Units which bears the same ratio as the Units of such Remaining Member bears to the Units of all Remaining Members. Acceptance shall be made by written notice delivered to the Deceased Member's legal representative, with a copy thereof to the Company. The purchase price and payment terms for the Deceased Member's Units shall be the purchase price and payment terms set forth in SECTION 9.1 and SECTION 9.2 herein.

(b) Second Option in Favor of the Company. There shall be a second option created in favor of the Company, which shall have a period of thirty (30) days from the expiration of the option described in SECTION 8.5(a) above, within which to acquire all of the Transfer Units not purchased by the Remaining Members under SECTION 8.5(a) above. Exercise of the option shall be made by written notice delivered to the Deceased Member's legal representative. The purchase price and payment terms for the Deceased Member's Transfer Units shall be the purchase price and payment terms set forth in SECTION 9.1 and SECTION 9.2 herein.

(c) Successor and Assigns. Absent exercise of the option pursuant to SECTIONS 8.5(a) and 8.5(b) above by all or a portion of the Remaining Members and the Company with respect to the all of the Transfer Units, any partial acceptance shall be invalid, the Affiliates and Permitted Transferees will be entitled to retain their Units, and the successors, heirs, devisees, legal representatives, guardians or assigns, as the case may be, of the Deceased Member shall succeed to the Transfer Units of the Deceased Member. The recipient(s) of all or any portion of the Deceased Member's Transfer Units shall

become subject to the rights and obligations of a Member under this Agreement. Prior to the completion of any Transfer of the Deceased Member's Transfer Units pursuant to this SECTION 8.5, the transferee shall provide to the Board of Managers a written agreement, in form and substance satisfactory to the Board of Managers, to be bound by this Agreement.

SECTION 8.7. Disassociation.

(a) Offer Created. Upon the Disassociation of a Member and annually thereafter for a period of thirty (30) days after the date in which the Company delivers to one or more Members Form 1065 (Schedule K-1) or any successor thereto, the Units owned by such Disassociating Member and the Units held by the Permitted Transferees of the Disassociating Member who received such Units from the Disassociating Member shall be deemed to be offered for sale to the Company.

(b) Acceptance of the Offer. The offer shall create an option in favor of the Company. The Company shall have until thirty (30) days after determination of the purchase price within which to exercise all or any portion of this option, it being expressly understood that fewer than all of the Transfer Units may be purchased. Exercise of the option shall be made by written notice delivered to the Disassociating Member.

(c) Failure to Exercise Option. Upon expiration of the option period provided to the Company under SECTION 8.6(b) above, any of the Transfer Units which has not been elected to be purchased by the Company shall be retained by the Disassociating Member, and the rights and interest of the Disassociating Member as they relate to the retained Transfer Units and the Company shall continue to be governed by and subject to all provisions of this Agreement.

SECTION 8.8. Closing Procedures. The closing of any purchase or sale of Units pursuant to this ARTICLE VIII shall take place within thirty (30) days following the last to expire applicable option period. The closing shall occur at the principal business office of the Company. At the closing, the selling party shall deliver to the purchasing party, in exchange for payment of the purchase price, a full and complete assignment of the Units to be purchased and sold, together with any other documents as may be reasonably required to Transfer full and complete title to the Units to the purchasing party, in form satisfactory to the purchasing party. The selling party shall warrant that the selling party has good title to, the right to possession of and the right to sell the Units and that the Units are transferred to the purchasing party free and clear of all pledges, liens, encumbrances, charges, proxies, restrictions, options, transfers and other adverse claims, except those as have been imposed by this Agreement. Each selling party shall further warrant that the selling party will indemnify and hold harmless the purchasing party for all costs, expenses and fees incurred in defending the title to and/or the right to possession of such Units.

SECTION 8.9. Guarantees. Notwithstanding anything in this Agreement to the contrary, coincident with closing on the purchase of all of the Units of a Member pursuant to the provisions of SECTION 8.5, the selling party (or Affiliates of such a Member who have personally guaranteed obligations in favor of the Company and who themselves no longer hold any Units of the Company) shall be released from any and all guaranties of the obligations of the Company.

The Company shall deliver, or cause to be delivered, documentation reasonably acceptable to the selling party or other personal guarantors, as applicable, to confirm this release.

SECTION 8.10. Sale of All Units. Any Member who makes a Disposition of all of the Units of such Member in accordance with the terms of this Agreement, or otherwise, shall no longer be a party to this Agreement and shall have no further rights or interests under this Agreement; provided, however, that a Member who makes a Disposition other than in compliance with the terms of this Agreement shall remain liable to the Company and the other Members for any damages resulting from such Transfer.

ARTICLE IX
PURCHASE PRICE; PAYMENT TERMS

SECTION 9.1. Purchase Price. Where any provision of this Agreement provides that the purchase price shall be determined by this SECTION 9.1, the purchase price shall be equal to the fair market value of the Units to be sold, determined in accordance with the following:

(a) Mutual Agreement. The selling party and the purchasing party shall, for a period of fifteen (15) days after the occurrence of the event which triggered the purchase option (except in the case of death, where such 15 day period shall commence upon the later to occur of (i) the appointment of the personal representative of the Deceased Member or (ii) sixty (60) days after the death of the Deceased Member), attempt to mutually agree upon the fair market value of the Units to be sold. If the selling party and the purchasing party are not able to agree within this fifteen (15) day period, fair market value shall be determined by appraisal.

(b) Appraisal. For a period of seven (7) days following expiration of the 15 day period specified in SECTION 9.1(a) above, the selling party and the purchasing party shall attempt to mutually agree upon an appraiser. If the parties agree upon the identity of the appraiser, the appraiser shall determine the fair market value of the Units to be sold, and the value determined by such appraiser shall be the purchase price. If the parties are not able to reach agreement within such 7 day period, each shall within seven (7) days thereafter identify an appraiser. If one party fails to identify an appraiser within such 7 day period, the appraiser identified by the other party shall determine the fair market value of the Units to be sold, and the value determined by such appraiser shall be the purchase price. If both parties identify an appraiser within such 7 day period, the two appraisers shall select a third appraiser and the third appraiser shall determine the fair market value of the Units to be sold. The value determined by such third appraiser shall be the purchase price. The costs and expense of the appraiser(s) shall be paid one-half by the selling party and one-half by the purchasing party.

(c) Involuntary Transfer. In the event the Units are the subject of a Involuntary Transfer, pursuant to SECTION 8.4 above, the fair market value of the Units to be sold shall equal the "book value" of the Units reflected on the books and records of the Company as of the date of the attempted Involuntary Transfer. If there is any disagreement as to the determination of "book value," such determination shall be made by the accounting firm

regularly engaged by the Company, whose determination shall be final and binding on the parties absent fraud or gross negligence.

SECTION 9.2. Payment Terms. Unless otherwise agreed to by the parties, where any provision of this Agreement provides that the payment terms shall be as specified this SECTION 9.2, the purchase price shall be payable to the Offering Member or his, her or its successor or legal representative as follows:

(a) twenty percent (20%) of the purchase price shall be payable in cash or certified funds at the closing; and

(b) the balance of the purchase price will be represented by a promissory note bearing interest at an annual rate of interest equal to the then current Prime Rate (which rate shall thereafter be fixed for the term of the promissory note), and which promissory note will be payable in equal consecutive monthly installments sufficient to amortize all principal and interest thereunder over sixty (60) equal monthly payments.

ARTICLE X
DISSOLUTION AND LIQUIDATION

SECTION 10.1. Dissolution. The Company shall be dissolved upon the happening of any of the following events (each, a "Liquidating Event"):

(a) upon the election of the Board of Managers; or

(b) a judicial dissolution of the Company pursuant to Section 18-802 of the Act.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member shall cause the dissolution of the Company.

SECTION 10.2. Filing of Certificate of Cancellation. If the Company is dissolved, the Board of Managers shall promptly file a Certificate of Cancellation with the Secretary of State.

SECTION 10.3. Winding Up.

(a) Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets (subject to the provisions of SECTION 10.3(b) below), and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. Any Person elected by the Members owning a majority-in-interest of the total Units (the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and assets and the Company assets shall be liquidated as promptly as is consistent with obtaining the fair market value thereof, and the proceeds therefrom shall be applied and distributed in accordance with ARTICLE V hereof.

(b) Notwithstanding the provisions of SECTION 10.3(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of SECTION 10.3(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such assets at such time. The Liquidator shall determine the fair market value of any asset distributed in kind using such reasonable method of valuation as it may adopt.

(c) As part of the liquidation and winding-up of the Company, the Liquidator may sell Company assets only with the consent of the Board of Managers, and solely on an "arm's-length" basis, at the best price and on the best terms and conditions as the Liquidator in good faith believes are reasonably available at the time.

(d) The Board of Managers shall not receive any additional compensation for any services performed pursuant to this ARTICLE X, but shall be reimbursed for any expenses incurred on behalf of the Company.

SECTION 10.4. Compliance with Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this ARTICLE X to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

SECTION 10.5. Indebtedness of Members. Notwithstanding the foregoing, if any Member shall be indebted to the Company, then until payment of such amount by him, her, or it, the Liquidator shall retain such Member's distributive share of the assets and apply such assets or the income therefrom to the liquidation of such indebtedness and the cost of holding such assets during the period of such liquidation. If such amount has not been paid or otherwise liquidated at the expiration of six (6) months after the date of dissolution of the Company, the Liquidator may sell the Units of such Member at a public or private sale at the best price immediately obtainable which shall be determined in the sole judgment of the Liquidator. The proceeds of such sale shall be applied to the liquidation of the amount then due under this ARTICLE X, and the balance of such proceeds, if any, shall be delivered to such Member.

SECTION 10.6. Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of its Capital Contribution and shall have no right or power to demand or receive assets other than cash from the Company. Except as provided herein, no Member shall have priority over any other Member

as to the return of its Capital Contributions, distributions, or allocations, except as expressly provided in this Agreement.

SECTION 10.7. Documentation of Liquidation. Upon the completion of the liquidation of the Company cash and assets as provided in SECTION 10.3 hereof, the Company shall be terminated and the Certificate and all qualifications of the Company as a foreign limited liability company in jurisdictions shall be canceled and such other actions as may be necessary to terminate the Company shall be taken. The Liquidator shall have the authority to execute and record any and all documents or instruments required to effect the dissolution, liquidation and termination of the Company.

SECTION 10.8. Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Company and the liquidation of its assets pursuant to SECTION 10.3 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Members during the period of liquidation.

SECTION 10.9. Liability of the Liquidator. The Liquidator shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification, and shall not be held harmless, where the claim, demand, liability, cost, damage or cause of action at issue arises out of:

(i) a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

(ii) the proven willful misconduct or gross negligence of the Liquidator.

SECTION 10.10. Waiver of Partition. Each Member hereby waives any right to partition of the Company property.

ARTICLE XI
MISCELLANEOUS

SECTION 11.1. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Idaho, without regard to the principles of conflicts of law. The laws of the State of Idaho shall be applied in construing the Agreement.

SECTION 11.2. Waiver of Jury Trial. THE COMPANY AND EACH MEMBER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 11.3. Amendments and Waivers. Except as otherwise expressly permitted herein, this Agreement may not be modified, altered, supplemented or amended (by merger, repeal, or otherwise) except pursuant to a written agreement executed and delivered by the Requisite Management Members and, if required by law and then only to the extent so required, the holders

of the majority of the Units. Notwithstanding the foregoing, the Board of Managers, without the consent or approval at any time of any Member (each Member, by acquiring its Unit(s), being deemed to consent to any such amendment), may amend any provision of this Agreement or the Certificate of Organization of the Company, and may execute, swear to, acknowledge, deliver, file and record all documents required or desirable in connection therewith, to reflect:

(i) A change in the name of the Company or the location of the principal place of business of the Company;

(ii) The admission, dilution, substitution, termination or withdrawal of any Member in accordance with the provisions of this Agreement;

(iii) A change that is necessary to qualify the Company as a limited liability company or a Company in which the Members have limited liability; and/or

(iv) A change that is:

(a) Of an inconsequential nature and does not adversely affect any Member in any material respect;

(b) Necessary or desirable to cure any ambiguity or to correct or supplement any provisions of this Agreement; or

(c) Required or specifically contemplated by this Agreement.

By an instrument in writing, the Company and the Members may waive compliance by the Company and any other Member with any provision of this Agreement; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure or with respect to the Company or a Member that has not executed and delivered any such waiver. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or at equity.

SECTION 11.4. Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by private courier, or by United States mail. Notices delivered by mail shall be deemed delivered five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by private carrier shall be deemed given on the business day following receipt (unless such day is a Saturday, Sunday or national holiday, in which case such notice shall be deemed given on the next business day); provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices to the Company shall be delivered to the following address and all notices to Members shall be delivered to the addresses set forth on EXHIBIT A (or at such other address for a party as shall be specified by like notice, except that notices after giving of which there is a designated period within which to perform an act and notices of changes of address shall be effective only upon receipt):

Rhino Hide LLC
273 Birch Banks Road
Sagle, ID 83860

Notice of change of address shall be effective only when done in accordance with this SECTION 11.4.

SECTION 11.5. Entire Agreement. This Agreement, together with (i) any Unit Subscription Agreement or Unit Award Agreement between the Company and any of the Members and (ii) any equity incentive plan established by the Board of Managers pursuant to SECTION 3.4 hereof any agreement evidencing any award thereunder, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof, except for contracts and agreements referred herein.

SECTION 11.6. No Agency. Except to the extent expressly provided herein, this Agreement shall not constitute an appointment of any of the Members as the legal representative or agent of any other Member, nor shall any Member have any right or authority to assume, create or incur in any manner any obligation or other liability of any kind, express or implied, against, or in the name or on behalf of, any other party.

SECTION 11.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible within a reasonable period of time.

SECTION 11.8. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.9. Headings; Exhibits. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All exhibits and annexes attached hereto are incorporated in and made a part of this Agreement as if set forth in full herein.

SECTION 11.10. Further Assurances. The Company and each Member shall execute and deliver such instruments and take such other actions as may be reasonably required in order to carry out the intent of this Agreement.

SECTION 11.11. Specific Performance. The Company and each of the Members acknowledges and agrees that in the event of any breach of this Agreement the non-breaching party

would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto will waive the defense in any action for specific performance that a remedy at law would be adequate and that the Company and the Members hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 11.12. Successors and Assigns. This Agreement shall be binding upon the transferees, successors, assigns and legal representatives of the parties to this Agreement.

SECTION 11.13. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Any references in this Agreement to "including" shall be deemed to mean "including without limitation."

SECTION 11.14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 11.15. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

SECTION 11.16. Conversion to Corporation.

(a) In the event that the Board of Managers determines that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary or desirable, then the Board of Managers, subject to the affirmative vote or written consent of the Requisite Management Members, shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the Act, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of common stock of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Members (unless such opinion requirement is waived by each of such Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion").

(b) The Members shall receive shares of capital stock or other interests of such corporation or its subsidiaries (the "Surviving Corporation Shares") in exchange for their respective Units, having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board of Managers as a result of the Conversion to corporate form.

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board of Managers in connection with the Conversion

and to cause the resulting corporation to be governed substantially as provided herein; provided, that such governance provisions and such Members' agreement shall terminate effective as of the initial public offering of the resulting corporation's common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended.

SECTION 11.17. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respects, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, the Company and each of the Members have caused this Limited Liability Company Agreement to be executed by their duly authorized representatives as of the day and year first written above.

THE COMPANY:

Rhino Hide LLC

By:______________________________
Name: Jason Giddings
Title: Chief Executive Officer

MEMBERS:

____
Jason Giddings

EXHIBIT A
SCHEDULE OF MEMBERS

With Units As If Fully Diluted

Member Name and Address	**Amount of Contribution**	**Class A Units**	**Class B Units**	**Class C Units**	**Percentage Interest**
Jason Giddings 273 Birch Banks Rd. Sagle, ID 83860	$69,596.87	2,000,000			100%
CrowdFunding Members	Up to $107,000		Up to 107,000		Undetermined

Jason Giddings' contribution of $69,596.87 consists of the following: $100.00 cash to set up bank account, $120.00 filing fee with Idaho Secretary of State, $1,751.87 other expenses related to business set-up, $14,375 (115 hours at $125/hr) to build website, $15,000 (120 hours at $125/hr) to design prototype, $11,250 (90 hours at $125/hr) to build prototype, and $27,000 (216 hours at $125/hr) in business development